 Exhibit 99.11

Ind AS Consolidated

INDEPENDENT AUDITOR'S REPORT

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Interim Consolidated Financial Statements

We have audited the accompanying interim consolidated financial statements of INFOSYS LIMITED ("the Company") and its subsidiaries (the Company and its subsidiaries together referred to as "the Group"), which comprise the Consolidated Balance Sheet as at December 31, 2017, the Consolidated Statement of Profit and Loss (including Other Comprehensive Income) for the three months and nine months period ended on that date, the Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows for the nine months period ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as "the interim consolidated financial statements").

Management's Responsibility for the Interim Consolidated Financial Statements

The Company's Board of Directors is responsible for the preparation of these interim consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance, consolidated total comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under Section 133 of the Companies Act, 2013 (“the Act”), read with relevant rules issued thereunder and other accounting principles generally accepted in India.

This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the interim consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these interim consolidated financial statements based on our audit.

We conducted our audit of the interim consolidated financial statements in accordance with the Standards on Auditing specified under Section 143(10) of the Act. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the interim consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the interim consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the interim consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial controls relevant to the Company's preparation and presentation of the interim consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on whether the Company has in place an adequate internal financial controls system over financial reporting and the operating effectiveness of such controls. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Company's Board of Directors, as well as evaluating the overall presentation of the interim consolidated financial statements.

We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the interim consolidated financial statements.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim consolidated financial statements give a true and fair view in conformity with Ind AS 34 and accounting principles generally accepted in India of the consolidated state of affairs of the Group as at December 31, 2017, the consolidated profit and consolidated total comprehensive income for the three months and nine months period ended on that date, consolidated changes in equity and the consolidated cash flows for the nine months period ended on that date.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

P. R. RAMESH

Partner

(Membership No.70928)

Bengaluru, January 12, 2018

INFOSYS LIMITED AND SUBSIDIARIES

(In crore )

Consolidated Balance Sheet as at	Note No.	December 31, 2017	March 31, 2017
ASSETS
Non-current assets
Property, plant and equipment	2.2	9,703	9,751
Capital work-in-progress		1,647	1,365
Goodwill	2.3	3,727	3,652
Other intangible assets	2.3	599	776
Investment in associate	2.23	–	71
Financial assets:
Investments	2.4	6,111	6,382
Loans	2.5	39	29
Other financial assets	2.6	315	309
Deferred tax assets (net)	2.15	1,177	540
Income tax assets (net)	2.15	5,514	5,716
Other non-current assets	2.9	910	1,059
Total non-current assets		29,742	29,650
Current assets
Financial assets:
Investments	2.4	2,481	9,970
Trade receivables	2.7	13,143	12,322
Cash and cash equivalents	2.8	20,611	22,625
Loans	2.5	237	272
Other financial assets	2.6	6,235	5,980
Income tax assets (net)		537	–
Other Current assets	2.9	2,969	2,536
Total current assets		46,213	53,705
Total assets		75,955	83,355
EQUITY AND LIABILITIES
Equity
Equity share capital	2.11	1,088	1,144
Other equity		59,886	67,838
Total equity attributable to equity holders of the Company		60,974	68,982
Non-controlling interests		–	–
Total equity		60,974	68,982
Liabilities
Non-current liabilities
Financial Liabilities
Other financial liabilities	2.12	63	70
Deferred tax liabilities (net)	2.15	638	207
Other non-current liabilities	2.13	220	83
Total non-current liabilities		921	360
Current liabilities
Financial Liabilities
Trade payables		502	367
Other financial liabilities	2.12	7,017	6,349
Provisions	2.14	452	405
Income tax liabilities (net)	2.15	2,536	3,885
Other current liabilities	2.13	3,553	3,007
Total current liabilities		14,060	14,013
Total equity and liabilities		75,955	83,355

The accompanying notes form an integral part of the interim consolidated financial statements

As per our report of even date attached

forDeloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No :

117366W/ W-100018

P. R. Ramesh Partner	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Membership No. 70928

Bengaluru January 12, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

(in crore, except equity share and per equity share data)

Consolidated Statement of Profit and Loss		Three months ended December 31,		Nine months ended December 31,
	Note No.	2017	2016	2017	2016
Revenue from operations	2.16	17,794	17,273	52,439	51,364
Other income, net	2.17	962	820	2,659	2,333
Total income		18,756	18,093	55,098	53,697
Expenses
Employee benefit expenses	2.18	9,869	9,420	28,839	28,349
Cost of technical sub-contractors		1,041	975	3,191	2,833
Travel expenses		496	502	1,503	1,762
Cost of software packages and others	2.18	472	461	1,404	1,119
Communication expenses		120	145	376	400
Consultancy and professional charges		238	165	753	505
Depreciation and amortisation expenses	2.2 and 2.3	498	433	1,404	1,257
Other expenses	2.18	741	838	2,293	2,450
Total expenses		13,475	12,939	39,763	38,675
Profit before non-controlling interests/share in net profit/(loss) of associate		5,281	5,154	15,335	15,022
Share in net profit/(loss) of associate		–	–	–	(5)
Write-down of investment in associate	2.23	–	–	(71)	–
Profit before tax		5,281	5,154	15,264	15,017
Tax expense:
Current tax	2.15	144	1,468	3,115	4,404
Deferred tax	2.15	8	(22)	(190)	(136)
Profit for the period		5,129	3,708	12,339	10,749
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset		18	(8)	21	(65)
Equity instruments through other comprehensive income, net		(2)	–	(2)	–
		16	(8)	19	(65)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	2.10	5	26	(41)	28
Exchange differences on translation of foreign operations		(86)	(47)	121	(60)
Fair value changes on investments, net		(25)	–	14	–
		(106)	(21)	94	(32)
Total other comprehensive income/ (loss), net of tax		(90)	(29)	113	(97)
Total comprehensive income for the period		5,039	3,679	12,452	10,652
Profit attributable to:
Owners of the Company		5,129	3,708	12,339	10,749
Non-controlling interests		–	–	–	–
		5,129	3,708	12,339	10,749
Total comprehensive income attributable to:
Owners of the Company		5,039	3,679	12,452	10,652
Non-controlling interests		–	–	–	–
		5,039	3,679	12,452	10,652
Earnings per Equity share
Equity shares of par value 5/- each
Basic ()		22.55	16.22	54.06	47.03
Diluted ()		22.53	16.22	54.02	47.02
Weighted average equity shares used in computing earnings per equity share	2.21
Basic		2,275,074,804	2,285,651,730	2,282,186,771	2,285,638,678
Diluted		2,276,381,570	2,286,229,042	2,284,287,492	2,286,076,462

The accompanying notes form an integral part of the interim consolidated financial statements

As per our report of even date attached

forDeloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No :

117366W/ W-100018

P. R. Ramesh Partner	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Membership No. 70928

Bengaluru January 12, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

Consolidated Statement of Changes in Equity

(In crore )

Particulars	OTHER EQUITY
	Equity Share capital (1)	RESERVES & SURPLUS							Other comprehensive income					Total equity attributable to equity holders of the Company
		Securities Premium Account	Retained earnings	Capital reserve	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve(2)	Other reserves(3)	Capital redemption reserve	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)
Balance as at April 1, 2016	1,144	2,213	47,063	54	10,553	8	–	5	–	–	715	–	(11)	61,744
Changes in equity for the nine months ended December 31, 2016
Income tax benefit arising on exercise of stock options	–	–	–	–	–	1	–	–	–	–	–	–	–	1
Excersice of stock options (refer note no. 2.11)	–	3	–	–	–	(3)	–	–	–	–	–	–	–	–
Dividends (including corporate dividend tax)	–	–	(6,952)	–	–	–	–	–	–	–	–	–	–	(6,952)
Transfer to general reserve	–	–	(1,582)	–	1,582	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(821)	–	–	–	821	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	821	–	–	–	(821)	–	–	–	–	–	–	–
Share based payments to employees (refer note no. 2.11)	–	–	–	–	–	71	–	–	–	–	–	–	–	71
Remeasurement of the net defined benefit liability/asset, net of tax (refer note no. 2.20.1 and 2.15)	–	–	–	–	–	–	–	–	–	–	–	–	(65)	(65)
Fair value changes on derivatives designated as cash flow hedge, net of tax (refer note no. 2.10)	–	–	–	–	–	–	–	–	–	–	–	28	–	28
Profit for the period	–	–	10,749	–	–	–	–	–	–	–	–	–	–	10,749
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	(60)	–	–	(60)
Balance as at December 31, 2016	1,144	2,216	49,278	54	12,135	77	–	5	–	–	655	28	(76)	65,516

Consolidated Statement of Changes in Equity (contd.)

(In crore)

Particulars	OTHER EQUITY
	Equity Share capital (1)	RESERVES & SURPLUS							Other comprehensive income					Total equity attributable to equity holders of the Company
		Securities Premium Account	Retained earnings	Capital reserve	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve(2)	Other reserves(3)	Capital redemption reserve	Equity instruments through Other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)
Balance as at April 1, 2017	1,144	2,216	52,882	54	12,135	120	–	5	–	(5)	458	39	(66)	68,982
Changes in equity for the nine months ended December 31, 2017
Share based payments to employees (refer to note no. 2.11)	–	–	–	–	–	55	–	–	–	–	–	–	–	55
Exercise of stock options (refer to note no. 2.11)	–	55	–	–	1	(56)	–	–	–	–	–	–	–	–
Dividends (including corporate dividend tax)	–	–	(7,469)	–	–	–	–	–	–	–	–	–	–	(7,469)
Transfer to general reserve	–	–	(1,382)	–	1,382	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(1,463)	–	–	–	1,463	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	423	–	–	–	(423)	–	–	–	–	–	–	–
Amount paid upon buyback (refer note 2.11)	(56)	(2,206)	–	–	(10,738)	–	–	–		–	–	–	–	(13,000)
Transaction costs related to buyback (refer note 2.11)	–	(46)	–	–	–	–	–	–		–	–	–	–	(46)
Amount transferred to capital redemption reserve upon buyback (refer note 2.11)	–	–	–	–	(56)	–	–	–	56	–	–	–	–	–
Remeasurement of the net defined benefit liability/asset, net of tax (refer note no. 2.20.1 and 2.15)	–	–	–	–	–	–	–	–	–	–	–	–	21	21
Equity instruments through other comprehensive income	–	–	–	–	–	–	–	–	–	(2)	–	–	–	(2)
Fair value changes on investments, net of tax	–	–	–	–	–	–	–	–	–	–	–	–	14	14
Fair value changes on derivatives designated as cash flow hedge, net of tax (refer note no. 2.10)	–	–	–	–	–	–	–	–	–	–	–	(41)	–	(41)
Profit for the period	–	–	12,339	–	–	–	–	–	–	–	–	–	–	12,339
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	121	–	–	121
Balance as at December 31, 2017	1,088	19	55,330	54	2,724	119	1,040	5	56	(7)	579	(2)	(31)	60,974

The non controlling interest for each of the above periods is less than 1 crore

(1)	Net of treasury shares

(2)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.

(3)	Under the Swiss Code of Obligation, few subsidiaries of Infosys Lodestone are required to appropriate a certain percentage of the annual profit to legal reserve which may be used only to cover losses or for measures designed to sustain the Company through difficult times, to prevent unemployment or to mitigate its consequences.

The accompanying notes form an integral part of the interim consolidated financial statements

As per our report of even date attached

forDeloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No :

117366W/ W-100018

P. R. Ramesh Partner	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Membership No. 70928

Bengaluru January 12, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

(In crore)

Consolidated Statement of Cash Flows	Nine months ended December 31,
	2017	2016
Cash flow from operating activities
Profit for the period	12,339	10,749
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	2,925	4,268
Depreciation and amortization	1,404	1,257
Interest and dividend income	(1,845)	(1,976)
Allowances for credit losses on financial assets	62	76
Exchange differences on translation of assets and liabilities	14	46
Other adjustments	17	156
Changes in assets and liabilities
Trade receivables and unbilled revenue	(891)	(2,071)
Loans, other financial assets and other assets	(183)	(323)
Trade payables	126	(51)
Other financial liabilities, other liabilities and provisions	1,314	1,110
Cash generated from operations	15,282	13,241
Income taxes paid	(4,806)	(4,025)
Net cash generated by operating activities	10,476	9,216
Cash flows from investing activities
Expenditure on property, plant and equipment net of sale proceeds	(1,374)	(2,097)
Loans to employees	26	56
Deposits placed with corporation	(32)	(147)
Interest and dividend received	1,088	1,362
Payment of contingent consideration for acquisition of business	(33)	(36)
Payment for acquisition of business, net of cash acquired	(27)	–
Payments to acquire financial assets
Preference and equity securities	(23)	(54)
Tax free bonds and government bonds	(1)	(5)
Liquid mutual funds and fixed maturity plan securities	(47,880)	(37,285)
Non convertible debentures	(104)	(3,597)
Certificates of deposit	(2,268)	–
Others	(14)	(23)
Proceeds on sale of financial assets
Tax free bonds and government bonds	10	4
Redemption of certificates of deposit	9,690	–
Liquid mutual funds and fixed maturity plan securities	48,915	33,047
Proceeds from sale of equity instruments	25	–
Net cash used in investing activities	7,998	(8,775)
Cash flows from financing activities:
Payment of dividends (including corporate dividend tax)	(7,469)	(6,939)
Buyback including transaction cost	(13,046)	–
Net cash used in financing activities	(20,515)	(6,939)
Net increase / (decrease) in cash and cash equivalents	(2,041)	(6,498)
Cash and cash equivalents at the beginning of the period	22,625	32,697
Effect of exchange rate changes on cash and cash equivalents	27	(86)
Cash and cash equivalents at the end of the period	20,611	26,113
Supplementary information:
Restricted cash balance	553	517

The accompanying notes form an integral part of the interim consolidated financial statements

As per our report of even date attached

forDeloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No :

117366W/ W-100018

P. R. Ramesh Partner	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Membership No. 70928

Bengaluru January 12, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

Notes to the interim consolidated financial statements

1. Company overview and significant accounting policies

1.1 Company overview

Infosys Limited ('the Company' or Infosys) is a leading provider of consulting, technology, outsourcing and next-generation services and software. Along with its subsidiaries, Infosys provides Business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services comprising product engineering and life cycle solutions and business process management); Consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); Products, business platforms and solutions to accelerate intellectual property-led innovation. Its new offerings span areas like digital, big data and analytics, cloud, data and mainframe modernization, cyber security, IoT engineering Services and API & micro services.

Infosys together with its subsidiaries and controlled trusts is herein after referred to as 'the Group'.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Bengaluru, Karnataka, India. The Company has its primary listings on the BSE Limited and National Stock Exchange of India Limited in India. The Company’s American Depositary Shares (ADSs) representing equity shares are also listed on the New York Stock Exchange (NYSE), Euronext London and Euronext Paris.

The Group's interim consolidated financial statements are approved for issue by the Company's Board of Directors on January 12, 2018.

1.2 Basis of preparation of financial statements

These interim consolidated financial statements are prepared in accordance with Indian Accounting Standards (Ind AS), 'Interim Financial Reporting', under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ('the Act') (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

Effective April 1, 2016, the Group has adopted all the Ind AS standards and the adoption was carried out in accordance with Ind AS 101 - First time adoption of Indian Accounting Standards, with April 1, 2015 as the transition date. The transition was carried out from Indian Accounting Principles generally accepted in India as prescribed under Sec 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014 (IGAAP), which was the previous GAAP.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

Amounts for the three months and nine months ended December 31, 2016 and year ended March 31, 2017 were audited by previous auditors - B S R & Co LLP.

As the quarter and period-to-date figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the year-to-date figures reported in this statement

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The consolidated financial statements comprise the financial statements of the Company, its controlled trusts, its subsidiaries and associate, as disclosed in Note no. 2.23. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group Companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

Associates are entities over which the Group has significant influence but not control. Investments in associates are accounted for using the equity method of accounting. The investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the acquisition date. The Group’s investment in associates includes goodwill identified on acquisition.

1.4 Use of estimates

The preparation of the financial statements in conformity with Ind AS requires the management to make estimates, judgements and assumptions. These estimates, judgements and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgements and the use of assumptions in these financial statements have been disclosed in Note no. 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the interim consolidated financial statements.

1.5 Critical accounting estimates

a. Revenue recognition

The Group uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the Group to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions. Significant judgements are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to Note no. 2.15 and 2.22

c. Business combinations and intangible assets

Business combinations are accounted for using Ind AS 103, Business Combinations. Ind AS 103 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGUs) is less than its carrying amount based on a number of factors including operating results, business plans, future cash flows and economic conditions. The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell. The goodwill impairment test is performed at the level of the CGU or groups of cash-generating units which are benefiting from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes.

Market related information and estimates are used to determine the recoverable amount. Key assumptions on which management has based its determination of recoverable amount include estimated long term growth rates, weighted average cost of capital and estimated operating margins. Cash flow projections take into account past experience and represent management’s best estimate about future developments.

1.6 Revenue recognition

The Company derives revenues primarily from software development and related services and from the licensing of software products. Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue, while billings in excess of costs and earnings are classified as unearned revenue. Deferred contract costs are amortized over the term of the contract. Maintenance revenue is recognized rateably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the Company has applied the guidance in Ind AS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the Company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in Ind AS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the Company is unable to establish objective and reliable evidence of fair value for the software development and related services, the Company has used a residual method to allocate the arrangement consideration. In these cases the balance of the consideration, after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in Ind AS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The Company has applied the principles given in Ind AS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized rateably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The Group accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the rateable allocation of the discounts/ incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increase in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Group presents revenues net of indirect taxes in its Statement of Profit and Loss.

1.7 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings (1)	22-25 years
Plant and machinery (1)	5 years
Office equipment	5 years
Computer equipment (1)	3-5 years
Furniture and fixtures (1)	5 years
Vehicles(1)	5 years
Leasehold improvements	Over lease term

(1)	Based on technical evaluation, the management believes that the useful lives as given above best represent the period over which management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in net profit in the Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Statement of Profit and Loss. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

1.8 Business combinations

Business combinations have been accounted for using the acquisition method under the provisions of Ind AS 103, Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Business combinations between entities under common control is accounted for at carrying value.

Transaction costs that the Group incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

1.9 Goodwill

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of business acquisition, a gain is recognized immediately in net profit in the Statement of Profit and Loss. Goodwill is measured at cost less accumulated impairment losses.

1.10 Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted in the Statement of Profit and Loss.

1.11 Financial instruments

1.11.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

1.11.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income(FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model. Further, in cases where the Group has made an irrevocable election based on its business model, for its investments which are classified as equity instruments, the subsequent changes in fair value are recognized in other comprehensive income(OCI).

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit and loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Statement of Profit and Loss.

c. Share capital and treasury shares

(i) Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

(ii) Treasury Shares

When any entity within the Group purchases the Company's ordinary shares, the consideration paid including any directly attributable incremental cost, is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from share premium.

1.11.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

1.12 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to Note no. 2.10 for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximates fair value due to the short maturity of those instruments.

1.13 Impairment

a. Financial assets

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets which are not fair valued through profit or loss. Loss allowance for trade receivables with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, ECLs are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of ECLs (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognised is recognized as an impairment gain or loss in Statement of Profit or Loss.

b. Non-financial assets

(i) Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) or groups of CGU’s expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the Statement of Profit and Loss and is not reversed in the subsequent period.

(ii) Intangible assets and property, plant and equipment

Intangible assets and property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.14 Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The Group provides its clients with a fixed-period post sales support for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

1.15 Foreign currency

Functional currency

The functional currency of Infosys, Infosys BPM (formerly Infosys BPO), controlled trusts, EdgeVerve and Skava is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Mexico, Infosys Sweden, Infosys Brasil, Infosys Public Services, Infosys Shanghai, Infosys Lodestone, Infosys Americas, Infosys Nova, Infosys Consulting Pte Ltd., Panaya, Kallidus and Noah are the respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in net profit in the Statement of Profit and Loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the Statement of Profit and Loss. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

1.16 Earnings per equity share

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.17 Income taxes

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The Group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

1.18 Employee benefits

1.18.1 Gratuity

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM (formerly Infosys BPO) and EdgeVerve, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profits in the Statement of Profit and Loss.

1.18.2 Superannuation

Certain employees of Infosys, Infosys BPM (formerly Infosys BPO) and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.18.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

1.18.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.19 Share-based compensation

The Group recognizes compensation expense relating to share-based payments in net profit using fair value in accordance with Ind AS 102, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Amendment to Ind AS 102:

Effective April 1, 2017, the Group adopted amendment to Ind AS 102 which provides specific guidance to measurement of cash-settled awards, modification of cash-settled awards and awards that include a net settlement feature in respect of withholding taxes. The adoption of amendment did not have any material effect on the interim consolidated financial statements.

1.20 Cash Flow Statement

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

Amendment to Ind AS 7:

Effective April 1, 2017, the Group adopted the amendment to Ind AS 7, which require the entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes, suggesting inclusion of a reconciliation between the opening and closing balances in the Balance Sheet for liabilities arising from financing activities, to meet the disclosure requirement. The adoption of amendment did not have any material effect on the interim consolidated financial statements.

1.21 Dividends

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors.

1.22 Other income

Other income is comprised primarily of interest income, dividend income, gain/loss on investment and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

1.23 Leases

Leases under which the group assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight line basis in net profit in the Statement of Profit and Loss over the lease term.

1.24 Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

2.1 Business combinations

Noah Consulting LLC

On November 16, 2015, Infosys has acquired 100% membership interest in Noah Consulting, LLC (Noah), a leading provider of advanced information management consulting services for the oil and gas industry. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $33 million (approximately 216 crore), contingent consideration of upto $5 million (approximately 33 crore on acquisition date) and an additional consideration of upto $32 million (approximately 212 crore on acquisition date), referred to as retention bonus, payable to the employees of Noah at each anniversary year following the acquisition date over the next three years, subject to their continuous employment with the group at each anniversary. The retention bonus is treated as a post-acquisition employee remuneration expense as per Ind AS 103. During the year ended March 31, 2016 based on an assessment of Noah achieving the targets for the year ended December 31, 2015 and year ended December 31, 2016, the entire contingent consideration has been reversed in the Statement of Profit and Loss.

Business transferTransfer has happened. Language to change

On July 14, 2017, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with Noah Consulting LLC, a wholly owned subsidiary, to transfer the business of Noah Consulting LLC to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. Subsequently on October 17, 2017 , the company entered into a business transfer agreement to transfer the business for a consideration of $41 million (approximately 266 crore) and the transfer was with effect from October 25, 2017. The transaction was between a holding company and a wholly owned subsidiary and therefore was accounted for at carrying values and did not have any impact on the consolidated financial statements. Subsequently in November 2017, Noah Consulting LLC has been liquidated.

Kallidus Inc. (d.b.a Skava)

On June 2, 2015, Infosys acquired 100% of the voting interests in Kallidus Inc., US (Kallidus), a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients and 100% of the voting interests of Skava Systems Private Limited, India, an affiliate of Kallidus. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $91 million (approximately 578 crore) and a contingent consideration of up to $20 million (approximately 128 crore on acquisition date).

The payment of contingent consideration to sellers of Kallidus is dependent upon the achievement of certain financial targets by Kallidus over a period of 3 years ending on December 31, 2017.

The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Kallidus on achievement of certain financial targets. At acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 14% and the probabilities of achievement of the financial targets.

During the nine months ended December 31, 2017, contingent consideration of 45 crore was paid to the sellers of Kallidus on the achievement of certain financial targets. The balance contingent consideration as at December 31, 2017 and March 31, 2017 is 45 crore and 91 crore, respectively, on an undiscounted basis.

Brilliant Basics Holdings Limited.

On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holdings Limited., UK, (Brilliant Basics) a product design and customer experience innovator with experience in executing global programs. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of 29 crore, a contingent consideration of up to 20 crore and an additional consideration of upto 13 crore, referred to as retention bonus, payable to the employees of Brilliant Basics at each anniversary year over the next two years, subject to their continuous employment with the group at each anniversary.

The payment of contingent consideration to sellers of Brilliant Basics is dependent upon the achievement of certain financial targets by Brilliant Basics over a period of 3 years ending on March 2020.

The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Brilliant Basics on achievement of certain financial targets. The key inputs used in determination of the fair value of contingent consideration are the discount rate of 10% and the probabilities of achievement of the financial targets.

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.Infosys expects to expand its network of Digital Studios that are focused on fulfilling the needs of global clients for end-to-end Digital Transformation solutions required to meet customer demand for next-generation enhanced customer experiences.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

 (In crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price
			allocated
Net assets(*)	1	–	1
Intangible assets - customer relationships	–	12	12
Deferred tax liabilities on intangible assets	–	(2)	(2)
	1	10	11
Goodwill			35
Total purchase price			46

*Includes cash and cash equivalents acquired of 2 crore

The goodwill is not tax deductible.

The gross amount of trade receivables acquired and its fair value is 3 crore and the amounts are expected to be fully recoverable.

The fair value of each major class of consideration as at the acquisition date is as follows:

(In crore)

Component	Consideration settled
Cash paid	29
Fair value of contingent consideration	17
Total purchase price	46

The transaction costs of 2 crore related to the acquisition have been included under administrative expenses in the Statement of Profit and Loss for the three months ended September 30, 2017.

2.2 PROPERTY, PLANT AND EQUIPMENT

Following are the changes in the carrying value of property, plant and equipment for the three months ended December 31, 2017:

(In crore)

Particulars	Land - Freehold	Land - Leasehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at October 1, 2017	1,098	671	7,407	2,120	956	4,727	1,315	507	31	18,832
Additions	39	–	271	94	23	120	48	11	–	606
Deletions	–	–	–	1	(1)	(24)	(3)	–	(1)	(28)
Translation difference	–	–	2	(1)	1	(4)	(2)	(1)	–	(5)
Gross carrying value as at December 31, 2017	1,137	671	7,680	2,214	979	4,819	1,358	517	30	19,405
Accumulated depreciation as at October 1, 2017	–	(30)	(2,576)	(1,465)	(659)	(3,351)	(944)	(283)	(17)	(9,325)
Depreciation	–	–	(70)	(66)	(30)	(174)	(41)	(27)	(2)	(410)
Accumulated depreciation on deletions	–	–	–	–	1	23	2	–	1	27
Translation difference	–	–	1	–	–	3	2	–	–	6
Accumulated depreciation as at December 31, 2017	–	(30)	(2,645)	(1,531)	(688)	(3,499)	(981)	(310)	(18)	(9,702)
Carrying value as at December 31, 2017	1,137	641	5,035	683	291	1,320	377	207	12	9,703
Carrying value as at October 1, 2017	1,098	641	4,831	655	297	1,376	371	224	14	9,507

Following are the changes in the carrying value of property, plant and equipment for the three months ended December 31, 2016:

(In crore)

	Land- Freehold	Land- Leasehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at October 1, 2016	985	655	6,424	1,923	923	4,489	1,217	383	32	17,031
Additions	28	16	483	62	29	199	65	109	2	993
Deletions	–	–	–	(1)	(36)	(216)	(30)	(5)	(2)	(290)
Translation difference	–	–	–	(1)	–	(6)	(2)	(4)	–	(13)
Gross carrying value as at December 31, 2016	1,013	671	6,907	1,983	916	4,466	1,250	483	32	17,721
Accumulated depreciation as at October 1, 2016	–	(24)	(2,316)	(1,211)	(556)	(2,922)	(916)	(167)	(18)	(8,130)
Depreciation	–	(2)	(59)	(66)	(31)	(168)	(32)	(23)	(1)	(382)
Accumulated depreciation on deletions	–	–	–	–	12	131	9	6	1	159
Translation difference	–	–	–	1	1	4	2	4	–	12
Accumulated depreciation as at December 31, 2016	–	(26)	(2,375)	(1,276)	(574)	(2,955)	(937)	(180)	(18)	(8,341)
Carrying value as at December 31, 2016	1,013	645	4,532	707	342	1,511	313	303	14	9,380
Carrying value as at October 1, 2016	985	631	4,108	712	367	1,567	301	216	14	8,901

Following are the changes in the carrying value of property, plant and equipment for the nine months ended December 31, 2017:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2017	1,095	671	7,279	2,048	922	4,540	1,277	469	31	18,332
Additions	42	–	373	169	61	351	89	53	3	1,141
Deletions	–	–	–	(4)	(7)	(80)	(8)	(12)	(4)	(115)
Translation difference	–	–	28	1	3	8	–	7	–	47
Gross carrying value as at December 31, 2017	1,137	671	7,680	2,214	979	4,819	1,358	517	30	19,405
Accumulated depreciation as at April 1, 2017	–	(27)	(2,440)	(1,337)	(599)	(3,053)	(869)	(239)	(17)	(8,581)
Depreciation	–	(3)	(205)	(197)	(94)	(518)	(120)	(77)	(4)	(1,218)
Accumulated depreciation on deletions	–	–	–	4	6	78	8	11	3	110
Translation difference	–	–	–	(1)	(1)	(6)	–	(5)	–	(13)
Accumulated depreciation as at December 31, 2017	–	(30)	(2,645)	(1,531)	(688)	(3,499)	(981)	(310)	(18)	(9,702)
Carrying value as at December 31, 2017	1,137	641	5,035	683	291	1,320	377	207	12	9,703
Carrying value as at April 1, 2017	1,095	644	4,839	711	323	1,487	408	230	14	9,751

Following are the changes in the carrying value of property, plant and equipment for the nine months ended December 31, 2016:

(In crore)

	Land- Freehold	Land- Leasehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2016	972	650	6,325	1,742	839	4,072	1,130	331	29	16,090
Additions	41	21	582	245	126	656	156	166	7	2,000
Deletions	–	–	–	(2)	(47)	(251)	(33)	(6)	(4)	(343)
Translation difference	–	–	–	(2)	(2)	(11)	(3)	(8)	–	(26)
Gross carrying value as at December 31, 2016	1,013	671	6,907	1,983	916	4,466	1,250	483	32	17,721
Accumulated depreciation as at April 1, 2016	–	(22)	(2,201)	(1,089)	(509)	(2,618)	(729)	(268)	(17)	(7,453)
Depreciation	–	(4)	(174)	(190)	(90)	(511)	(120)	(29)	(4)	(1,122)
Accumulated depreciation on deletions	–	–	–	1	23	166	13	6	3	212
Translation difference	–	–	–	2	2	8	3	7	–	22
Accumulated depreciation as at December 31, 2016	–	(26)	(2,375)	(1,276)	(574)	(2,955)	(833)	(284)	(18)	(8,341)
Carrying value as at December 31, 2016	1,013	645	4,532	707	342	1,511	417	199	14	9,380
Carrying value as at April 1, 2016	972	628	4,124	653	330	1,454	401	63	12	8,637

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2017:

(In crore)

	Land- Freehold	Land- Leasehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2016	972	650	6,325	1,742	839	4,072	1,130	331	29	16,090
Additions	123	21	981	313	138	800	191	224	8	2,799
Deletions	–	–	–	(4)	(52)	(315)	(39)	(74)	(6)	(490)
Translation difference	–	–	(27)	(3)	(3)	(17)	(4)	(13)	–	(67)
Gross carrying value as at March 31, 2017	1,095	671	7,279	2,048	922	4,540	1,278	468	31	18,332
Accumulated depreciation as at April 1, 2016	–	(22)	(2,201)	(1,089)	(509)	(2,618)	(729)	(268)	(17)	(7,453)
Depreciation	–	(5)	(239)	(256)	(119)	(678)	(161)	(54)	(5)	(1,517)
Accumulated depreciation on deletions	–	–	–	4	27	230	18	74	5	358
Translation difference	–	–	–	4	2	13	3	9	–	31
Accumulated depreciation as at March 31, 2017	–	(27)	(2,440)	(1,337)	(599)	(3,053)	(869)	(239)	(17)	(8,581)
Carrying value as at March 31, 2017	1,095	644	4,839	711	323	1,487	409	229	14	9,751
Carrying value as at April 1, 2016	972	628	4,124	653	330	1,454	401	63	12	8,637

Notes:	(1)	Buildings include 250/- being the value of five shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.

Gross carrying value of lease hold land represents amounts paid under certain lease-cum-sale agreements to acquire land including agreements where the Company has an option to purchase or renew the properties on expiry of the lease period.

The aggregate depreciation has been included under depreciation and amortisation expense in the consolidated Statement of Profit and Loss.

2.3 GOODWILL AND OTHER INTANGIBLE ASSETS

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	December 31, 2017	March 31, 2017
Carrying value at the beginning	3,652	3,764
Goodwill on Brilliant Basics acquisition (Refer note no. 2.1)	35	–
Translation differences	40	(112)
Carrying value at the end	3,727	3,652

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU or groups of CGUs, which benefit from the synergies of the acquisition. The chief operating decision maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGUs.

The goodwill has been allocated to the operating segments as at March 31, 2017:

 (In crore)

Segment	As at
March 31, 2017
Financial services	826
Manufacturing	409
Retail, Consumer packaged goods and Logistics	556
Life Sciences, Healthcare and Insurance	638
Energy & Utilities, Communication and Services	765
3,194
Operating segments without significant goodwill	458
Total	3,652

The entire goodwill relating to Infosys BPM’s (formerly Infosys BPO) acquisition of McCamish has been allocated to the groups of CGUs which are represented by the Life Sciences, Healthcare and Insurance segment.

The goodwill relating to Infosys BPM (formerly Infosys BPO), Infosys Lodestone, Portland, Panaya , Kallidus d.b.a Skava and Brilliant Basics acquistions has been allocated to the groups of CGUs which are represented by a majority of the entity’s operating segment.

The entire goodwill relating to Noah acquisition has been allocated to the group of CGUs which is represented by the Energy & Utilities, Communication and Services segment.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections for a CGU / groups of CGUs over a period of five years. An average of the range of each assumption used is mentioned below. As at March 31, 2017, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value less cost to sell being higher than value-in-use. The carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows:

(in %)

As at
March 31, 2017
Long term growth rate	8-10
Operating margins	17-20
Discount rate	14.4

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. These estimates are likely to differ from future actual results of operations and cash flows.

Following are the changes in the carrying value of acquired intangible assets for the three months ended December 31, 2017:

 (In crore)

Particulars	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as at October 1, 2017	775	408	21	1	69	91	62	1,427
Acquisition through business combination (Refer note no. 2.1)	–	–	–	–	–	–	–	–
Additions	–	–	–	–	–	–	–	–
Deletions during the period	–	–	–	–	–	–	–	–
Translation difference	(19)	(9)	–	–	–	(1)	–	(29)
Gross carrying value as at December 31, 2017	756	399	21	1	69	90	62	1,398
Accumulated amortization as at October 1, 2017	(432)	(162)	(21)	(1)	(8)	(57)	(46)	(727)
Amortization expense	(64)	(20)	–	–	–	(3)	(1)	(88)
Deletion during the period	–	–	–	–	–	–	–	–
Translation differences	11	4	–	–	–	1	–	16
Accumulated amortization as at December 31, 2017	(485)	(178)	(21)	(1)	(8)	(59)	(47)	(799)
Carrying value as at October 1, 2017	343	246	–	–	61	34	16	700
Carrying value as at December 31, 2017	271	221	–	–	61	31	15	599
Estimated Useful Life (in years)	2-10	5-8	–	–	50	3-10	5
Estimated Remaining Useful Life (in years)	1-6	2-6	–	–	44	3-7	3

Following are the changes in the carrying value of acquired intangible assets for the three months ended December 31, 2016:

 (In crore)

Particulars	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as at October 1, 2016	775	416	21	1	71	93	63	1,440
Additions during the period	–	–	–	–	–	–	–	–
Deletions during the period	–	–	–	–	–	–	–	–
Translation difference	2	8	–	–	(2)	1	1	10
Gross carrying value as at December 31, 2016	777	424	21	1	69	94	64	1,450
Accumulated amortization as at October 1, 2016	(348)	(83)	(21)	(1)	(7)	(45)	(31)	(536)
Amortization expense	(23)	(21)	–	–	–	(3)	(4)	(51)
Deletions during the period	–	–	–	–	–	–	–	–
Translation differences	–	(2)	–	–	–	–	–	(2)
Accumulated amortization as at December 31, 2016	(371)	(106)	(21)	(1)	(7)	(48)	(35)	(589)
Carrying value as at October 1, 2016	427	333	–	–	64	48	32	904
Carrying value as at December 31, 2016	406	318	–	–	62	46	29	861
Estimated Useful Life (in years)	3-10	8-10	–	–	50	3-10	3-5
Estimated Remaining Useful Life (in years)	1-7	7-9	–	–	45	2-9	2-5

Following are the changes in the carrying value of acquired intangible assets for the nine months ended December 31, 2017:

(In crore)

Particulars	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as at April 1, 2017	750	405	21	1	66	90	62	1,395
Acquisition through business combination (Refer note no. 2.1)	12	–	–	–	–	–	–	12
Deletions during the period	–	–	–	–	–	–	–	–
Translation difference	(6)	(6)	–	–	3	–	–	(9)
Gross carrying value as at December 31, 2017	756	399	21	1	69	90	62	1,398
Accumulated amortization as at April 1, 2017	(382)	(121)	(21)	(1)	(7)	(49)	(38)	(619)
Amortization expense	(108)	(59)	–	–	(1)	(10)	(8)	(186)
Deletion during the period	–	–	–	–	–	–	–	–
Translation differences	5	2	–	–	–	–	(1)	6
Accumulated amortization as at December 31, 2017	(485)	(178)	(21)	(1)	(8)	(59)	(47)	(799)
Carrying value as at April 1, 2017	368	284	–	–	59	41	24	776
Carrying value as at December 31, 2017	271	221	–	–	61	31	15	599
Estimated Useful Life (in years)	2-10	5-8	–	–	50	3-10	5
Estimated Remaining Useful Life (in years)	1-6	2-6	–	–	44	3-7	3

Following are the changes in the carrying value of acquired intangible assets for the nine months ended December 31, 2016:

 (In crore)

	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as at April 1, 2016	775	414	21	1	72	93	63	1,439
Additions during the period	–	–	–	–	–	–	–	–
Deletions during the period	–	–	–	–	–	–	–	–
Translation difference	2	10	–	–	(3)	1	1	11
Gross carrying value as at December 31, 2016	777	424	21	1	69	94	64	1,450
Accumulated amortization as at April 1, 2016	(303)	(62)	(21)	(1)	(6)	(38)	(23)	(454)
Amortization expense	(69)	(43)	–	–	(1)	(10)	(12)	(135)
Deletion during the period	–	–	–	–	–	–	–	–
Translation differences	1	(1)	–	–	–	–	–	–
Accumulated amortization as at December 31, 2016	(371)	(106)	(21)	(1)	(7)	(48)	(35)	(589)
Carrying value as at April 1, 2016	472	352	–	–	66	55	40	985
Carrying value as at December 31, 2016	406	318	–	–	62	46	29	861
Estimated Useful Life (in years)	3-10	5-8	–	–	50	3-10	3-5
Estimated Remaining Useful Life (in years)	1-6	3-6	–	–	44	1-8	1-4

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2017:

 (In crore)

Particulars	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as at April 1, 2016	775	414	21	1	72	93	63	1,439
Additions during the period	–	–	–	–	–	–	–	–
Deletions during the period	–	–	–	–	–	–	–	–
Translation difference	(25)	(9)	–	–	(6)	(3)	(1)	(44)
Gross carrying value as at March 31, 2017	750	405	21	1	66	90	62	1,395
Accumulated amortization as at April 1, 2016	(303)	(62)	(21)	(1)	(6)	(38)	(23)	(454)
Amortization expense	(91)	(63)	–	–	(1)	(14)	(17)	(186)
Deletion during the period	–	–	–	–	–	–	–	–
Translation differences	12	4	–	–	–	3	2	21
Accumulated amortization as at March 31, 2017	(382)	(121)	(21)	(1)	(7)	(49)	(38)	(619)
Carrying value as at April 1, 2016	472	352	–	–	66	55	40	985
Carrying value as at March 31, 2017	368	284	–	–	59	41	24	776
Estimated Useful Life (in years)	3-10	5-8	–	–	50	3-10	3-5
Estimated Remaining Useful Life (in years)	1-6	3-6	–	–	44	1-8	1-4

During the year ended March 31, 2017, the management based on an internal evaluation reassessed the remaining useful life of certain technology assets acquired as a part of business combinations. Accordingly, the remaining useful life of the said asset which was 8 years had been revised to 3 years. Amortization expense for the year ended March 31, 2017 was higher by 19 crore due to the revision.

The amortization expense has been included under depreciation and amortization expense in the consolidated Statement of Profit and Loss.

Research and development expense recognized in net profit in the consolidated Statement of Profit and Loss for the three months ended December 31, 2017 and December 31, 2016 was 180 crore and 215 crore respectively, and for the nine months ended December 31, 2017 and December 31, 2016 was 556 crore and 597 crore respectively.

2.4 INVESTMENTS

(In crore)

Particulars	As at
	December 31, 2017	March 31, 2017
Non-current
Unquoted
Investments carried at fair value through other comprehensive income(refer note no. 2.4.1)
Preference securities	131	144
Equity instruments	17	15
	148	159
Investments carried at fair value through profit and loss(refer note no. 2.4.1)
Convertible promissory note	11	10
Others	57	35
	68	45
Quoted
Investments carried at amortized cost(refer note no. 2.4.2)
Tax free bonds	1,896	1,898
	1,896	1,898
Investments carried at fair value through profit and loss(refer note no. 2.4.3)
Fixed maturity plan securities	422	407
	422	407
Investments carried at fair value through other comprehensive income(refer note no. 2.4.4)
Non convertible debentures	3,577	3,873
	3,577	3,873
Total non-current investments	6,111	6,382
Current
Unquoted
Investments carried at fair value through profit or loss(refer note no. 2.4.3)
Liquid mutual fund units	960	1,803
	960	1,803
Investments carried at fair value through other comprehensive income
Certificates of deposit (refer note no. 2.4.4)	813	7,905
Preference Securities (refer note no. 2.4.1)	–	–
	813	7,905
Quoted
Investment carried at amortized cost(refer note no.2.4.2)
Government Bonds	6	9
	6	9
Investments carried at fair value through profit or loss(refer note no. 2.4.3)
Fixed maturity plan securities	159	151
	159	151
Investments carried at fair value through other comprehensive income(refer note no. 2.4.4)
Non-convertible debentures	543	102
	543	102
Total current investments	2,481	9,970
Total investments	8,592	16,352
Aggregate amount of quoted investments	6,603	6,440
Market value of quoted investments (including interest accrued)	6,869	6,701
Aggregate amount of unquoted investments (including investment in associate)	1,989	9,983
Aggregate amount of impairment made for non-current unquoted investments (including investment in associate)	89	18
Investments carried at amortized cost	1,902	1,907
Investments carried at fair value through other comprehensive income	5,081	12,039
Investments carried at fair value through profit or loss	1,609	2,406

2.4.1 Details of investments

The details of investments in preference, equity and other instruments at December 31, 2017 and March 31, 2017 are as follows:

(In crore, except otherwise stated)

Particulars	As at
	December 31, 2017	March 31, 2017
Preference securities
Airviz Inc.	9	9
2,82,279 (2,82,279) Series A Preferred Stock, fully paid up, par value USD 0.001 each
ANSR Consulting	–	10
Nil (52,631) Series A Preferred Stock, fully paid up, par value USD 0.001 each
Whoop Inc	15	15
16,48,352 (16,48,352) Series B Preferred Stock, fully paid up, par value USD 0.0001 each
CloudEndure Ltd.	37	37
25,59,290 (25,59,290) Series B Preferred Shares, fully paid up, par value ILS 0.01 each
Nivetti Systems Private Limited	10	10
2,28,501 (2,28,501) Preferred Stock, fully paid up, par value 1/- each
Waterline Data Science, Inc	24	24
39,33,910 (39,33,910) Series B Preferred Shares, fully paid up, par value USD 0.00001 each
Trifacta Inc.	26	26
11,80,358 (11,80,358) Series C-1 Preferred Stock
Cloudyn Software Ltd	–	13
Nil (27,022) Series B-3 Preferred shares, fully paid up, par value ILS 0.01 each
Ideaforge
5,402 (Nil) Series A compulsorily convertible cumulative Preference shares of 10 each, fully paid up	10	–
Equity Instruments
OnMobile Systems Inc., USA	–	–
21,54,100 (21,54,100) common stock at USD 0.4348 each, fully paid up, par value USD 0.001 each
Merasport Technologies Private Limited	–	–
2,420 (2,420) equity shares at 8,052 each, fully paid up, par value 10/- each
Global Innovation and Technology Alliance	1	1
15,000 (15,000) equity shares at 1,000 each, fully paid up, par value 1,000/- each
Unsilo A/S	16	14
69,894 (69,894) Equity Shares, fully paid up, par value DKK 1 each
Ideaforge
100 (Nil) equity shares at 10/-, fully paid up	–	–
Others
Stellaris Venture Partners India	5	3
Vertex Ventures US Fund L.L.P	52	32
Convertible promissory note
Tidalscale	11	10
	216	204

2.4.2 Details of investments in tax free bonds and government bonds

The balances held in tax free bonds as at December 31, 2017 and March 31, 2017 are as follows:

(In crore, except as otherwise stated)

Particulars		As at December 31, 2017		As at March 31, 2017
	Face Value	Units	Amount	Units	Amount
7.04% Indian Railway Finance Corporation Limited Bonds 03MAR2026	10,00,000/-	470	50	470	50
7.16% Power Finance Corporation Ltd Bonds 17JUL2025	10,00,000/-	1,000	106	1,000	107
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000/-	20,00,000	201	20,00,000	201
7.28% Indian Railway Finance Corporation Limited Bonds 21DEC2030	1,000/-	4,22,800	42	4,22,800	42
7.28% National Highways Authority of India Bonds 18SEP2030	10,00,000/-	3,300	343	3,300	343
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000/-	21,00,000	211	21,00,000	211
7.35% National Highways Authority of India Bonds 11JAN2031	1,000/-	5,71,396	57	5,71,396	57
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000/-	2,00,000	21	2,00,000	21
8.00% Indian Railway Finance Corporation Limited Bonds 23FEB2022	1,000/-	1,50,000	15	1,50,000	15
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000/-	5,00,000	52	5,00,000	53
8.20% Power Finance Corporation Limited Bonds 01FEB2022	1,000/-	5,00,000	50	5,00,000	50
8.26% India Infrastructure Finance Company Limited Bonds 23AUG2028	10,00,000/-	1,000	100	1,000	100
8.30% National Highways Authority of India Bonds 25JAN2027	1,000/-	5,00,000	53	5,00,000	53
8.35% National Highways Authority of India Bonds 22NOV2023	10,00,000/-	1,500	150	1,500	150
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	10,00,000/-	2,000	200	2,000	200
8.46% Power Finance Corporation Limited Bonds 30AUG2028	10,00,000/-	1,500	150	1,500	150
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	10,00,000/-	,450	45	450	45
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000/-	5,00,000	50	5,00,000	50
		74,55,416	1,896	74,55,416	1,898

The balances held in government bonds as at December 31, 2017 and March 31, 2017 are as follows:

(In crore, except as otherwise stated)

Particulars	Face Value PHP	As at December 31, 2017		As at March 31, 2017
		Units	Amount	Units	Amount
Treasury Notes PHY6972FWQ99 MAT DATE 07 Jun 2017	–	–	–	3,40,000	4
Treasury Notes PIBL1217E082 MAT DATE 09 May 2018	100	1,00,000	1	–	–
Treasury Notes PIBL1217C056 MAT DATE 14 Mar 2018	100	4,00,000	5	4,00,000	5
		5,00,000	6	7,40,000	9

2.4.3 Details of investments in liquid mutual fund units and fixed maturity plans

The balances held in liquid mutual fund units as at December 31, 2017 and March 31, 2017 are as follows:

(In crore, except as otherwise stated)

Particulars	As at December 31, 2017		As at March 31, 2017
	Units	Amount	Units	Amount
Aditya Birla Sun Life Cash Plus- Growth- Direct Plan	–	–	1,45,22,491	380
BSL Cash Manager- Growth	39,839	2	2,66,264	11
HDFC Liquid Fund- Direct Plan- Growth Option	19,32,072	650	–	–
ICICI Prudential Flexible Income- Direct Plan- Growth	–	–	–	–
ICICI Prudential Liquid- Direct Plan- Growth	–	–	1,03,88,743	250
ICICI Prudential Money Market Fund- Direct Plan- Growth	1,05,86,931	250	–	–
IDFC Cash Fund- Direct Plan- Growth	–	–	12,65,679	250
Kotak Liquid Direct Plan- growth	1,44,542	50	–	–
Kotak Low Duration Fund- Direct Plan- Growth (Ulta Short Term)	–	–	15,02,564	305
L&T Liquid Fund- Direct Plan- Growth	–	–	6,72,806	150
Reliance Liquid Fund- Cash Plan	28,305	8	28,305	7
Reliance Liquid Fund- Treasury Plan- Direct Growth Plan- Growth Option	–	–	8,82,465	350
SBI Premier Liquid Fund- Direct Plan- Growth	–	–	3,91,909	100
	1,27,31,689	960	2,99,21,226	1,803

The balances held in fixed maturity plans as at December 31, 2017 and March 31, 2017 are as follows:

(In crore, except as otherwise stated)

Particulars	As at December 31, 2017		As at March 31, 2017
	Units	Amount	Units	Amount
Aditya Birla Sun Life Fixed Term Plan- Series OD 1145 Days- GR Direct	6,00,00,000	63	6,00,00,000	61
Aditya Birla Sun Life Fixed Term Plan- Series OE 1153 Days- GR Direct	2,50,00,000	26	2,50,00,000	25
HDFC FMP 1155D Feb 2017- Direct Growth- Series 37	3,80,00,000	40	3,80,00,000	38
HDFC FMP 1169D Feb 2017- Direct- Quarterly Dividend- Series 37	4,50,00,000	45	4,50,00,000	45
ICICI FMP Series 80-1194 D Plan F Div	5,50,00,000	58	5,50,00,000	55
ICICI Prudential Fixed Maturity Plan Series 80- 1187 Days Plan G Direct Plan	4,20,00,000	44	4,20,00,000	42
ICICI Prudential Fixed Maturity Plan Series 80- 1253 Days Plan J Direct Plan	3,00,00,000	32	3,00,00,000	30
IDFC Fixed Term Plan Series 129 Direct Plan- Growth 1147 Days	1,00,00,000	11	1,00,00,000	10
IDFC Fixed Term Plan Series 131 Direct Plan- Growth 1139 Days	1,50,00,000	16	1,50,00,000	15
Kotak FMP Series 199 Direct- Growth	3,50,00,000	37	3,50,00,000	36
Reliance Fixed Horizon Fund- XXXII Series 8- Dividend Plan	5,00,00,000	50	5,00,00,000	50
Reliance Yearly Interval Fund Series 1- Direct Plan- Growth Plan	10,69,06,898	159	10,69,06,898	151
	51,19,06,898	581	51,19,06,898	558

2.4.4 Details of investments in non convertible debentures and certificates of deposit

The balances held in non convertible debenture units as at December 31, 2017 and March 31, 2017 is as follows:

(In crore, except as otherwise stated)

Particulars		As at December 31, 2017		As at March 31, 2017
	Face Value	Units	Amount	Units	Amount
7.48% Housing Development Finance Corporation Ltd 18NOV2019	1,00,00,000/-	50	51	50	52
7.58% LIC Housing Finance Ltd 28FEB2020	10,00,000/-	1,000	108	1,000	100
7.58% LIC Housing Finance Ltd 11JUN2020	10,00,000/-	500	50	500	51
7.59% LIC Housing Finance Ltd 14OCT2021	10,00,000/-	3,000	302	3,000	309
7.75% LIC Housing Finance Ltd 27AUG2021	10,00,000/-	1,250	127	1,250	129
7.78% Housing Development Finance Corporation Ltd 24MAR2020	1,00,00,000/-	100	107	–	–
7.79% LIC Housing Finance Ltd 19JUN2020	10,00,000/-	500	52	500	52
7.80% Housing Development Finance Corporation Ltd 11NOV2019	1,00,00,000/-	150	152	150	155
7.81% LIC Housing Finance Ltd 27APR2020	10,00,000/-	2,000	210	2,000	208
7.95% Housing Development Finance Corporation Ltd 23SEP2019	1,00,00,000/-	50	52	50	53
8.02% LIC Housing Finance Ltd 18FEB2020	10,00,000/-	500	54	500	51
8.26% Housing Development Finance Corporation Ltd 12AUG2019	1,00,00,000/-	100	105	100	106
8.34% Housing Development Finance Corporation Ltd 06MAR2019	1,00,00,000/-	200	213	200	217
8.37% LIC Housing Finance Ltd 03OCT2019	10,00,000/-	2,000	214	2,000	218
8.37% LIC Housing Finance Ltd 10MAY2021	10,00,000/-	500	54	500	55
8.43% IDFC Bank Limited 30JAN2018	10,00,000/-	1,000	108	1,000	102
8.46% Housing Development Finance Corporation Ltd 11MAR2019	1,00,00,000/-	50	53	50	54
8.47% LIC Housing Finance Ltd 21JAN2020	10,00,000/-	500	55	500	52
8.49% Housing Development Finance Corporation Ltd 27APR2020	5,00,000/-	900	48	900	49
8.50% Housing Development Finance Corporation Ltd 31AUG2020	1,00,00,000/-	100	106	100	108
8.54% IDFC Bank Limited 30MAY2018	10,00,000/-	1,500	191	1,500	182
8.59% Housing Development Finance Corporation Ltd 14JUN2019	1,00,00,000/-	50	55	50	51
8.60% LIC Housing Finance Ltd 22JUL2020	10,00,000/-	1,000	107	1,000	108
8.60% LIC Housing Finance Ltd 29JUL2020	10,00,000/-	1,750	186	1,750	190
8.61% LIC Housing Finance Ltd 11DEC2019	10,00,000/-	1,000	103	1,000	104
8.66% IDFC Bank Limited 25JUN2018	10,00,000/-	1,520	193	1,520	184
8.66% IDFC Bank Limited 27DEC2018	10,00,000/-	400	51	400	49
8.72% Housing Development Finance Corporation Ltd 15APR2019	1,00,00,000/-	75	81	75	77
8.75% Housing Development Finance Corporation Ltd 13JAN2020	5,00,000/-	5,000	276	5,000	260
8.75% LIC Housing Finance Ltd 14JAN2020	10,00,000/-	1,070	119	1,070	112
8.75% LIC Housing Finance Ltd 21DEC2020	10,00,000/-	1,000	110	1,000	104
8.97% LIC Housing Finance Ltd 29OCT2019	10,00,000/-	500	52	500	53
9.45% Housing Development Finance Corporation Ltd 21AUG2019	10,00,000/-	3,000	320	3,000	327
9.65% Housing Development Finance Corporation Ltd 19JAN2019	10,00,000/-	500	55	500	53
		32,815	4,120	32,715	3,975

The balances held in certificates of deposit as at December 31, 2017 and March 31, 2017 are as follows:

(In crore, except as otherwise stated)

Particulars		As at December 31, 2017		As at March 31, 2017
	Face Value	Units	Amount	Units	Amount
Andhra Bank	1,00,000/-	–	–	35,000	344
Axis Bank	1,00,000/-	–	–	305,600	2,914
Corporation Bank	1,00,000/-	–	–	33,500	327
DBS Bank	1,00,000/-	–	–	5,000	49
HDFC Bank	1,00,000/-	15,000	144	–	–
ICICI Bank	1,00,000/-	–	–	42,500	413
IDFC Bank	1,00,000/-	–	–	140,000	1,328
IndusInd Bank	1,00,000/-	–	–	106,400	1,011
Kotak Bank	1,00,000/-	70,000	669	85,500	813
Vijaya Bank	1,00,000/-	–	–	14,000	137
Yes Bank	1,00,000/-	–	–	60,000	569
		85,000	813	827,500	7,905

2.5 LOANS

(In crore)

Particulars	As at
	December 31, 2017	March 31, 2017
Non Current
Unsecured, considered good
Other loans
Loans to employees	39	29
	39	29
Unsecured, considered doubtful
Loans to employees	18	24
	57	53
Less: Allowance for doubtful loans to employees	18	24
	39	29
Current
Unsecured, considered good
Other loans
Loans to employees	237	272
	237	272
Total loans	276	301

2.6 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	December 31, 2017	March 31, 2017
Non Current
Security deposits (1)	90	86
Rental deposits (1)	170	175
Restricted deposits(1)	55	48
	315	309
Current
Security deposits (1)	9	10
Rental deposits (1)	18	9
Restricted deposits (1)	1,442	1,416
Unbilled revenues (1)	3,663	3,648
Interest accrued but not due (1)	973	576
Foreign currency forward and options contracts (2) (3)	84	284
Others (1)	46	37
	6,235	5,980

Total financial assets	6,550	6,289

(1) Financial assets carried at amortized cost	6,466	6,005
(2) Financial assets carried at fair value through other comprehensive income	20	52
(3) Financial assets carried at fair value through profit or loss	64	232

Restricted deposits represent deposits with financial institutions to settle employee-related obligations as and when they arise during the normal course of business. Security deposits relate principally to leased telephone lines and electricity supplies.

2.7 TRADE RECEIVABLES (1)

(In crore)

Particulars	As at
	December 31, 2017	March 31, 2017
Current
Unsecured
Considered good	13,143	12,322
Considered doubtful	372	318
	13,515	12,640
Less: Allowances for credit loss	372	318
	13,143	12,322
(1) Includes dues from Companies where directors are interested	–	1

2.8 CASH AND CASH EQUIVALENTS

 (In crore)

Particulars	As at
	December 31, 2017	March 31, 2017
Balances with banks
In current and deposit accounts	11,865	14,889
Cash on hand	–	–
Others
Deposits with financial institutions	8,746	7,736
	20,611	22,625
Balances with banks in unpaid dividend accounts	17	17
Deposit with more than 12 months maturity	6,885	6,954
Balances with banks held as margin money deposits against guarantees	380	404

Cash and cash equivalents as at December 31, 2017 and March 31, 2017 include restricted cash and bank balances of 553 crore and 572 crore, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the Company, bank balances held as margin money deposits against guarantees and balances held in unpaid dividend bank accounts.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The details of balances as on Balance Sheet dates with banks are as follows:

(In crore)

Particulars	As at
	December 31, 2017	March 31, 2017
Current accounts
ANZ Bank, Taiwan	10	3
Axis Bank, India	1	1
Banamex Bank, Mexico	3	2
Banamex Bank, Mexico (U.S. Dollar account)	11	8
Bank of America, Mexico	56	54
Bank of America, USA	940	1,030
Bank of Baroda, Mauritius	1	–
Bank of Tokyo-Mitsubishi UFJ Ltd., Japan	1	–
Bank Leumi, Israel	10	11
Bank Leumi, Israel (US Dollar account)	8	2
Bank Leumi, Israel (YEN account)	1	–
Bank Zachodni WBK S.A, Poland	12	4
Barclays Bank, UK	33	1
BNP Paribas Bank, Norway	30	17
China Merchants Bank, China	5	9
Citibank N.A., Australia	83	19
Citibank N.A., Brazil	15	30
Citibank N.A., China	111	61
Citibank N.A., China (U.S. Dollar account)	26	11
Citibank N.A., Costa Rica	1	5
Citibank N.A., Dubai	4	1
Citibank N.A., EEFC (U.S. Dollar account)	–	1
Citibank N.A., Hungary	3	3
Citibank N.A., India	1	3
Citibank N.A., Japan	32	12
Citibank N.A., New Zealand	10	10
Citibank N.A., Philippines (U.S. Dollar account)	–	1
Citibank N.A., Portugal	9	2
Citibank N.A., Romania	1	–
Citibank N.A., Singapore	2	2
Citibank N.A., South Africa	25	9
Citibank N.A., South Africa (Euro account)	1	1
Citibank N.A., South Korea	1	1
Citibank N.A., USA	54	78
Commerzbank, Germany	8	18
Deutsche Bank, Belgium	6	10
Deutsche Bank, Czech Republic	15	8
Deutsche Bank, Czech Republic (Euro account)	7	7
Deutsche Bank, Czech Republic (U.S. Dollar account)	26	30
Deutsche Bank, EEFC (Australian Dollar account)	12	38
Deutsche Bank, EEFC (Euro account)	26	25
Deutsche Bank, EEFC (Swiss Franc account)	1	2
Deutsche Bank, EEFC (U.S. Dollar account)	63	76
Deutsche Bank, EEFC (United Kingdom Pound Sterling account)	6	10
Deutsche Bank, France	14	8
Deutsche Bank, Germany	91	48
Deutsche Bank, India	5	12
Deutsche Bank, Malaysia	2	7
Deutsche Bank, Netherlands	6	2
Deutsche Bank, Philippines	19	5
Deutsche Bank, Philippines (U.S. Dollar account)	6	4
Deutsche Bank, Poland	16	12
Deutsche Bank, Poland (Euro account)	1	4
Deutsche Bank, Russia	3	3
Deutsche Bank, Russia (U.S. Dollar account)	2	1
Deutsche Bank, Singapore	–	6
Deutsche Bank, Spain	1	–
Deutsche Bank, Switzerland	13	9
Deutsche Bank, Switzerland (U.S. Dollar account)	–	1
Deutsche Bank, United Kingdom	49	26
Deutsche Bank, USA	9	12
HSBC Bank, Brazil	–	1
HSBC Bank, Dubai	3	–
HSBC Bank, Hong Kong	1	1
HSBC Bank, United Kingdom	1	–
ICICI Bank, EEFC (Euro account)	–	1
ICICI Bank, EEFC (U.S. Dollar account)	92	5
ICICI Bank, EEFC (United Kingdom Pound Sterling account)	–	1
ICICI Bank, India	53	53
ING Bank, Belgium	–	2
Nordbanken, Sweden	32	33
Punjab National Bank, India	6	6
Raiffeisen Bank, Czech Republic	5	4
Raiffeisen Bank, Romania	6	4
Royal Bank of Canada, Canada	159	83
Santander Bank, Argentina	3	1
State Bank of India, India	3	7
Silicon Valley Bank, USA	6	4
Silicon Valley Bank (Euro account)	5	19
Silicon Valley Bank (United Kingdom Pound Sterling account)	–	2
Splitska Banka D.D., Société Générale Group, Croatia	7	–
Union Bank of Switzerland AG	–	3
Union Bank of Switzerland AG (Euro account)	–	4
Wells Fargo Bank N.A., USA	–	33
Westpac, Australia	–	1
Yes Bank, India	30	–
	2,320	2,044

(In crore)

Particulars	As at
	December 31, 2017	March 31, 2017
Deposit accounts
Axis Bank	–	1,175
Bank BGZ BNP Paribas S.A	137	183
Barclays Bank	825	825
Canara Bank	84	84
Citibank	172	165
Deutsche Bank, Poland	212	71
HDFC Bank	2,148	469
HSBC Bank	–	500
ICICI Bank	3,891	4,644
IDBI Bank	–	1,750
IDFC Bank	200	200
IndusInd Bank	–	191
Kotak Mahindra Bank	207	535
South Indian Bank	450	450
Standard Chartered Bank	–	500
Syndicate Bank	–	49
Yes Bank	822	633
	9,148	12,424
Unpaid dividend accounts
Axis Bank - Unpaid dividend account	2	2
HDFC Bank - Unpaid dividend account	1	2
ICICI Bank - Unpaid dividend account	14	13
	17	17
Margin money deposits against guarantees
Canara Bank	153	177
Citibank	3	2
ICICI Bank	224	225
	380	404
Deposits with financial institutions
HDFC Limited	8,046	7,036
LIC Housing Finance Limited	700	700
	8,746	7,736
Total cash and cash equivalents	20,611	22,625

2.9 OTHER ASSETS

(In crore)

Particulars	As at
	December 31, 2017	March 31, 2017
Non Current
Capital advances	485	600
Advances other than capital advances
Prepaid gratuity (refer note no. 2.20.1)	29	79
Others
Deferred Contract Cost	263	284
Prepaid expenses	133	96
	910	1,059
Current
Advances other than capital advances
Payment to vendors for supply of goods	69	131
Others
Withholding taxes and others	2,328	1,886
Prepaid expenses	514	441
Deferred Contract Cost	58	78
	2,969	2,536
Total other assets	3,879	3,595

Deferred contract costs are upfront costs incurred for the contract and are amortized over the term of the contract. Withholding taxes and others primarily consist of input tax credits.

2.10 FINANCIAL INSTRUMENTS

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at December 31, 2017 are as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.8)	20,611	–	–	–	–	20,611	20,611
Investments (Refer Note no. 2.4)
Equity and preference securities	–	–	–	148	–	148	148
Tax-free bonds and government bonds	1,902	–	–	–	–	1,902	2,163*
Liquid mutual fund units	–	–	960	–	–	960	960
Non convertible debentures	–	–	–	–	4,120	4,120	4,120
Certificates of deposit	–	–	–	–	813	813	813
Convertible promissory note	–	–	11	–	–	11	11
Other investments	–	–	57	–	–	57	57
Fixed maturity plan securities	–	–	581	–	–	581	581
Trade receivables (Refer Note no. 2.7)	13,143	–	–	–	–	13,143	13,143
Loans (Refer Note no. 2.5)	276	–	–	–	–	276	276
Other financials assets (Refer Note no. 2.6)	6,466	–	64	–	20	6,550	6,489**
Total	42,398	–	1,673	148	4,953	49,172	49,372
Liabilities:
Trade payables	502	–	–	–	–	502	502
Other financial liabilities (Refer Note no. 2.12)	5,505	–	65	–	7	5,577	5,577
Total	6,007	–	65	–	7	6,079	6,079

* On account of fair value changes including interest accrued

** Excludes interest accrued on tax free bonds and government bonds

The carrying value and fair value of financial instruments by categories as at March 31, 2017 were as follows:

(In crore)

	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.8)	22,625	–	–	–	–	22,625	22,625
Investments (Refer Note no. 2.4)
Equity and preference securities	–	–	–	159	–	159	159
Tax-free bonds and government bonds	1,907	–	–	–	–	1,907	2,168*
Liquid mutual fund units	–	–	1,803	–	–	1,803	1,803
Non convertible debentures	–	–	–	–	3,975	3,975	3,975
Certificates of deposit	–	–	–	–	7,905	7,905	7,905
Convertible promissory note	–	–	10	–	–	10	10
Other investments	–	–	35	–	–	35	35
Fixed maturity plan securities	–	–	558	–	–	558	558
Trade receivables (Refer Note no. 2.7)	12,322	–	–	–	–	12,322	12,322
Loans (Refer Note no. 2.5)	301	–	–	–	–	301	301
Other financials assets (Refer Note no. 2.6)	6,005	–	232	–	52	6,289	6,205**
Total	43,160	–	2,638	159	11,932	57,889	58,066
Liabilities:
Trade payables	367	–	–	–	–	367	367
Other financial liabilities (Refer Note no. 2.12)	4,973	–	87	–	–	5,060	5,060
Total	5,340	–	87	–	–	5,427	5,427

* On account of fair value changes including interest accrued

** Excludes interest accrued on tax free bonds and government bonds

Fair value hierarchy

Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2– Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3- Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at December 31, 2017:

(In crore)

	As at December 31, 2017	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual funds (Refer Note no. 2.4)	960	960	–	–
Investments in tax-free bonds (Refer Note no. 2.4)	2,157	1,803	354	–
Investments in government bonds (Refer Note no. 2.4)	6	6	–	–
Investments in equity instruments (Refer Note no. 2.4)	17	–	–	17
Investments in preference securities (Refer Note no. 2.4)	131	–	–	131
Investments in non convertible debentures (Refer Note no. 2.4)	4,120	3,256	864	–
Investments in certificates of deposit (Refer Note no. 2.4)	813	–	813	–
Investments in fixed maturity plan securities (Refer Note no. 2.4)	581	–	581	–
Investments in convertible promissory note (Refer Note no. 2.4)	11	–	–	11
Other investments (Refer Note no. 2.4)	57	–	–	57
Derivative financial instruments - gain on outstanding foreign currency forward and option contracts (Refer Note no. 2.6)	84	–	84	–
Liabilities
Derivative financial instruments - loss on outstanding foreign currency forward and option contracts (Refer Note no. 2.12)	10	–	10	–
Liability towards contingent consideration (Refer note no. 2.12)*	62	–	–	62

*Discounted 45 crore at 13.9% and 20 crore at 10%

During the nine months ended December 31, 2017, quoted debt securities of 390 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on Quoted price and 429 crores were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2017:

(In crore)

	As at March 31, 2017	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual funds (Refer Note no. 2.4)	1,803	1,803	–	–
Investments in tax free bonds (Refer Note no. 2.4)	2,159	282	1,877	–
Investments in government bonds (Refer Note no. 2.4)	9	9	–	–
Investments in equity instruments (Refer Note no. 2.4)	15	–	–	15
Investments in preference securities (Refer Note no. 2.4)	144	–	–	144
Investments in non convertible debentures (Refer Note no. 2.4)	3,975	3,371	604	–
Investments in certificates of deposit (Refer Note no. 2.4)	7,905	–	7,905	–
Investments in fixed maturity plan securities (Refer Note no. 2.4)	558	–	558	–
Investments in convertible promissory note (Refer Note no. 2.4)	10	–	–	10
Other investments (Refer Note no. 2.4)	35	–	–	35
Derivative financial instruments– gain on outstanding foreign currency forward and option contracts (Refer Note no. 2.6)	284	–	284	–
Liabilities
Derivative financial instruments - loss on outstanding foreign currency forward and option contracts (Refer Note no. 2.12)	2	–	2	–
Liability towards contingent consideration (Refer note no. 2.12)*	85	–	–	85

*Discounted 91 crore at 14.2%

A one percentage point change in the unobservable inputs used in fair valuation of the contingent consideration does not have a significant impact in its value.

The movement in contingent consideration as at December 31, 2017 from March 31, 2017 is on account of settlement of contingent consideration of 45 crore pertaining to Kallidus acquisiton, and change in discount rate and passage of time. Additionally, during the three months ended September 30, 2017 contingent consideration of 17 crore was included in relation to acquisition of Brilliant Basics Holdings Limited. (Refer note no. 2.1)

The fair value of liquid mutual funds is based on quoted price. The fair value of tax-free bonds and government bonds is based on quoted prices and market observable inputs. The fair value is of non-convertible debentures is based on quoted prices and market observable inputs. The fair value of fixed maturity plan securities and certificates of deposit is based on market observable inputs. Derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace. The fair value of investments in unquoted equity, preference and other securities is determined using Level 3 inputs like Discounted cash flows, Market multiple method, Option pricing model, etc.

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analyzes foreign currency risk from financial instruments as at December 31, 2017:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	1,266	171	92	195	1,022	2,746
Trade receivables	8,531	1,713	816	582	791	12,433
Other financial assets (including loans)	2,261	507	336	195	408	3,707
Trade payables	(226)	(64)	(59)	(24)	(40)	(413)
Other financial liabilities	(2,694)	(406)	(237)	(264)	(571)	(4,172)
Net assets / (liabilities)	9,138	1,921	948	684	1,610	14,301

The following table analyzes foreign currency risk from financial instruments as at March 31, 2017:

(In crore)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	1,334	131	36	183	700	2,384
Trade receivables	8,345	1,244	775	561	702	11,627
Other financial assets (including loans)	2,862	535	372	159	403	4,331
Trade payables	(115)	(32)	(13)	(5)	(158)	(323)
Other financial liabilities	(2,129)	(406)	(211)	(211)	(547)	(3,504)
Net assets / (liabilities)	10,297	1,472	959	687	1,100	14,515

For each of the three months ended December 31, 2017 and December 31, 2016, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and U.S. dollar, has affected the Group's incremental operating margins by approximately 0.50% .

For each of the nine months ended December 31, 2017 and December 31, 2016, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and U.S. dollar, has affected the Group's incremental operating margins by approximately 0.50% .

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Group holds derivative financial instruments such as foreign currency forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The following table gives details in respect of outstanding foreign currency forward and option contracts:

	As at December 31, 2017		As at March 31, 2017
	In million	In crore	In million	In crore
Derivatives designated as cash flow hedges
Forward contracts
In Australian dollars	–	–	130	644
In Euro	–	–	95	658
In United Kingdom Pound Sterling	–	–	40	324
Option Contracts
In Australian dollars	130	650	–	–
In Euro	130	995	40	277
In United Kingdom Pound Sterling	40	345	–	–
Other derivatives
Forward contracts
In Australian dollars	43	215	35	174
In Canadian dollars	19	98	–	–
In Euro	109	834	114	786
In Japanese Yen	550	31	–	–
In New Zealand dollars	21	95	–	–
In Norwegian Krone	4	3	–	–
In Singapore dollars	5	24	5	23
In South African Rand	26	13	–	–
In Swedish Krona	50	39	50	36
In Swiss Franc	22	141	10	65
In U.S. dollars	628	4,012	526	3,411
In United Kingdom Pound Sterling	80	695	75	609
Option Contracts
In Australian dollars	30	150	–	–
In Canadian dollars	–	–	13	65
In Euro	50	382	25	173
In Swiss Franc	5	32	–	–
In U.S. dollars	165	1,054	195	1,265
In United Kingdom Pound Sterling	20	173	30	243
Total forwards and options		9,981		8,753

The foreign exchange forward and option contracts mature within twelve months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as at the Balance Sheet date:

(In crore)

Particulars	As at
	December 31, 2017	March 31, 2017
Not later than one month	3,008	2,303
Later than one month and not later than three months	5,523	4,316
Later than three months and not later than one year	1,450	2,134
	9,981	8,753

During the nine months ended December 31, 2017, the group has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedges are expected to occur and reclassified to profit or loss within 3 months.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in profit or loss at the time of the hedge relationship rebalancing.

The following table provides the reconciliation of cash flow hedge reserve for the three months and nine months ended December 31, 2017:

 (In crore)

	Three months ended		Nine months ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Balance at the beginning of the period	(7)	2	39	–
Gain / (Loss) recognised in other comprehensive income during the period	8	46	(84)	48
Amount reclassified to revenue during the period	(11)	(10)	20	(10)
Amount reclassified to other income during the period	10	–	10	–
Tax impact on above	(2)	(10)	13	(10)
Balance at the end of the period	(2)	28	(2)	28

The Group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The following table provides quantitative information about offsetting of derivative financial assets and derivative financial liabilities:

(In crore)

	As at December 31, 2017		As at March 31, 2017
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	103	(29)	285	(3)
Amount set off	(19)	19	(1)	1
Net amount presented in Balance Sheet	84	(10)	284	(2)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 13,143 crore and 12,322 crore as at December 31, 2017 and March 31, 2017, respectively and unbilled revenues amounting to 3,663 crore and 3,648 crore as at December 31, 2017 and March 31, 2017, respectively. Trade receivables and unbilled revenues are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk has always been managed by the Group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. On account of adoption of Ind AS 109, the group uses expected credit loss model to assess the impairment loss or gain. The Group uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. The provision matrix takes into account available external and internal credit risk factors such as credit default swap quotes, credit ratings from international credit rating agencies and the Group's historical experience for customers.

The following table gives details in respect of percentage of revenues generated from top customer and top ten customers:

(In %)

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Revenue from top customer	3.4	3.1	3.4	3.4
Revenue from top ten customers	19.2	20.1	19.4	21.3

Credit risk exposure

The allowance of lifetime expected credit loss on customer balances for the three months and nine months ended December 31, 2017 was 26 crore and 62 crore respectively, and was 36 crore and 76 crore for the three months and nine months ended December 31, 2016.

Movement in credit loss allowance:

(In crore)

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Balance at the beginning	449	326	411	289
Impairment loss recognized / (reversed)	26	36	62	76
Write-offs	(1)	–	(5)	(1)
Translation differences	(4)	–	2	(2)
Balance at the end	470	362	470	362

Credit exposure

The Company’s credit period generally ranges from 30-60 days.

(In crore except otherwise stated)

	As at
	December 31, 2017	March 31, 2017
Trade receivables	13,143	12,322
Unbilled revenues	3,663	3,648
Days Sales Outstanding- DSO (days)	70	68

Credit risk on cash and cash equivalents is limited as we generally invest in deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit rating agencies. Investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, certificates of deposit, quoted bonds issued by government and quasi-government organizations and non convertible debentures.

Liquidity risk

The Group's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Group has no outstanding bank borrowings. The Group believes that the working capital is sufficient to meet its current requirements.

As at December 31, 2017, the Group had a working capital of 32,153 crore including cash and cash equivalents of 20,611 crore and current investments of 2,481 crore. As at March 31, 2017, the Group had a working capital of 39,692 crore including cash and cash equivalents of 22,625 crore and current investments of 9,970 crore.

As at December 31, 2017 and March 31, 2017, the outstanding compensated absences were 1,503 crore and 1,359 crore, respectively, which have been substantially funded. Accordingly no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as at December 31, 2017:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	502	–	–	–	502
Other financial liabilities (excluding liability towards acquisition) (Refer Note no. 2.12)	5,505	–	–	–	5,505
Liability towards acquisitions on an undiscounted basis (including contingent consideration) (Refer Note no. 2.12)	51	7	7	–	65

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2017:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	367	–	–	–	367
Other financial liabilities (excluding liability towards acquisition) (Refer Note no. 2.12)	4,943	31	–	–	4,974
Liability towards acquisitions on an undiscounted basis (including contingent consideration) (Refer Note no. 2.12)	45	46	–	–	91

2.11 EQUITY

SHARE CAPITAL

(In crore, except as otherwise stated)

	As at
Particulars	December 31, 2017	March 31, 2017
Authorized
Equity shares, 5 par value
2,40,00,00,000 (2,40,00,00,000) equity shares	1,200	1,200
Issued, Subscribed and Paid-Up
Equity shares, 5 par value (1)	1,088	1,144
2,17,31,43,893 (2,28,56,55,150) equity shares fully paid-up(2)
	1,088	1,144

Forfeited shares amounted to 1,500 (1,500)

(1) Refer note no. 2.21 for details of basic and diluted shares

(2) Net of treasury shares 1,08,05,896 (1,12,89,514)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the period of five years immediately preceding December 31, 2017:

The Company has allotted 1,14,84,72,332 and 57,42,36,166 fully paid-up shares of face value 5/- each during the quarter ended June 30, 2015 and December 31, 2014, pursuant to bonus issue approved by the shareholders through postal ballot. For both the bonus issues, bonus share of one equity share for every equity share held, and a stock dividend of one ADS for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the restricted stock unit plan (RSU) have been adjusted for bonus shares.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. For irrevocable controlled trusts, the corpus would be settled in favour of the beneficiaries.

Capital allocation policy

The Board, in its meeting on April 13, 2017, had reviewed and approved a revised Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term:

The key aspects of the Capital Allocation Policy are:

1. Effective from Financial Year 2018, the Company expects to payout up to 70% of the free cash flow of the corresponding Financial Year in such manner (including by way of dividend and/or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend payout includes dividend distribution tax.

2. Additionally, the Board identified an amount of up to 13,000 crore ($2 billion) to be paid out to shareholders during Financial Year 2018, in such manner (including by way of dividend and/ or share buyback), to be decided by the Board, subject to applicable laws and requisite approvals, if any.

Dividends

The Company declares and pays dividends in Indian rupees. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes. Dividend distribution tax paid by subsidiaries may be reduced / available as credit against dividend distribution tax payable by Infosys Limited.

The Board, in its meeting on April 15, 2016, proposed a final dividend of 14.25/- per equity share and the same was approved by the shareholders at the Annual General Meeting held on June 18, 2016. The amount was recognized as distributions to equity shareholders during the year ended March 31, 2017 and the total appropriation was 3,923 crore (excluding dividend on treasury shares), including corporate dividend tax.

The amount of per share dividend recognized as distributions to equity shareholders during the year ended March 31, 2016 was 29.50/- per equity share (not adjusted for June 17, 2015 bonus issue).

The Board of Directors, in its meeting on April 13, 2017, proposed a final dividend of 14.75/- per equity share for the financial year ended March 31, 2017 and the same was approved by the shareholders at the Annual General Meeting held on June 24, 2017. The amount was recognized as distributions to equity shareholders during the quarter ended June 30, 2017 and the total appropriation was 4,061 crore (excluding dividend on treasury shares), including corporate dividend tax.

The Board of directors in their meeting on October 24, 2017 declared an interim dividend of 13/- per equity share which resulted in a net cash outflow of approximately 3,408 crore, (excluding dividend paid on treasury shares) inclusive of corporate dividend tax.

Buyback

The Board, at its meeting on August 19, 2017, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of 5 each from the eligible equity shareholders of the Company for an amount not exceeding 13,000 crore. The shareholders approved the said proposal of buyback of Equity Shares through the postal ballot that concluded on October 7, 2017. The Buyback offer comprised a purchase of 11,30,43,478 Equity Shares aggregating 4.92% of the paid-up equity share capital of the Company at a price of 1,150 per Equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (i.e November 1, 2017) on a proportionate basis through the "Tender offer" route. The Company concluded the buyback procedures on December 27, 2017 and 11,30,43,478 equity shares were extinguished. The company has funded the buyback from its securities premium and general reserve. In accordance with section 69 of the Companies Act, 2013, the company has created ‘Capital Redemption Reserve’ of 56 crore equal to the nominal value of the shares bought back as an appropriation from general reserve.

The details of shareholder holding more than 5% shares as at December 31, 2017 and March 31, 2017 are set out below :

Name of the shareholder	As at December 31, 2017		As at March 31, 2017
	Number of shares	% held	Number of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	363,505,393.00	16.64	38,33,17,937	16.69
Life Insurance Corporation of India	160,933,566.00	7.37	16,14,36,123	7.03

The reconciliation of the number of shares outstanding and the amount of share capital as at December 31, 2017 and March 31, 2017 is as follows:

(In crore, except as stated otherwise)

Particulars	As at December 31, 2017		As at March 31, 2017
	Number of shares	Amount	Number of shares	Amount
At the beginning of the period	228,56,55,150	1,144	228,56,21,088	1,144
Add: Shares issued on exercise of employee stock options	532,221	–	34,062	–
Less: Shares bought back	113,043,478	56	–	–
At the end of the period	217,31,43,893	1,088	228,56,55,150	1,144

Employee Stock Option Plan (ESOP):

2015 Stock Incentive Compensation Plan (the 2015 Plan) (Formerly 2011 RSU Plan): On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). Out of this 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price on the date of the grant. These instruments will vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years.

Controlled trust holds 1,08,05,896 and 1,12,89,514 shares as at December 31, 2017 and March 31, 2017, respectively under the 2015 plan, out of which 1,00,000 equity shares have been earmarked for welfare activities of the employees.

Stock incentives granted to Dr. Vishal Sikka

Consequent to Dr. Vishal Sikka's resignation from the Company on August 24, 2017, the unvested stock incentives (time-based and performance based awards) granted to him were forfeited during the three months ended September 30, 2017. Accordingly, the Company recorded a reversal of 35 crore to stock compensation cost during the three months ended September 30, 2017.

Stock incentives granted to COO:

The Nomination and Remuneration Committee ('Committee') in its meeting held on October 14, 2016 recommended a grant of 27,250 RSUs and 43,000 ESOPs amounting to 4 crore to U. B. Pravin Rao, under the 2015 Plan and the same was approved by the shareholders through postal ballot on March 31, 2017. These RSUs and ESOPs have been granted effective May 2, 2017. These RSUs and stock options would vest over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSU's will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant, as approved by the shareholders.

Stock incentives granted to KMPs (other than Dr. Vishal Sikka and COO)

On November 1, 2016, 2,47,250 RSUs and 5,02,550 stock options were granted under the 2015 plan, to key management personnel, other than Dr. Vishal Sikka and COO, based on fiscal 2016 performance. On August 1, 2017 58,150 RSUs and 44,450 ESOPs were granted to the General Counsel. These RSUs and stock options will vest within a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

During the nine months ended December 31, 2017, two of the KMPs have resigned (Refer note no. 2.23 Related party transactions for further details) and hence the RSUs and stock options granted to them were forfeited.

KMP stock compensation expense

The Company has recorded an employee stock compensation expense of 4 crore and a reversal of employee stock compensation expense of 14 crore, respectively, towards KMPs during the three months and nine months ended December 31, 2017.The employee stock compensation expense recorded was 10 crore and 24 crore during the three months and nine months ended December 31, 2016, respectively.

Stock incentive granted to other employees:

During fiscal 2017, the company granted 25,06,740 RSUs and 7,03,300 ESOPs and 1,12,210 incentive units (cash settled) to certain eligible employees at mid and senior levels under the 2015 plan. Further, on May 2, 2017, the Company granted 37,090 RSUs (includes equity shares and equity shares represented by ADS) at par value, 73,600 employee stock options (ESOPs) (including equity shares and equity shares represented by ADS) to be exercised at market price at the time of grant, to certain employees at the senior management level. On August 1, 2017, 7,450 incentive units (cash settled) were granted to employees at the senior management level. These instruments will vest over a period of 4 years and are subject to continued service.

The Company has recorded an employee stock compensation expense of 16 crore and 72 crore, respectively during the three months and nine months ended December 31, 2017 towards employees other than KMPs (employee stock compensation cost of 31 crore and 47 crore for the three months and nine months ended December 31, 2016)

Total stock compensation expense

The Company recorded an employee stock compensation expense of 20 crore in the Statement of Profit and Loss for the three months ended December 31, 2017 and an employee stock compensation cost of 58 crore, for the nine months ended December 31, 2017. The Company recorded an employee stock compensation expense of 41 crore and 71 crore for the three months and nine months ended December 31, 2016, respectively. This comprises of expense pertaining to all employees including KMPs.

Further, the cash settled stock compensation expense (included above) for the three months and nine months ended December 31, 2017 was 1 crore and 3 crore, respectively, (1 crore during each of the three months and nine months ended December 31, 2016) as at December 31, 2017 and March 31, 2017 74,753 and 1,06,845 incentive units were outstanding (net of forfeitures).

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the three months and nine months ended December 31, 2017 is set out below:

Particulars	Three months ended December 31, 2017		Nine months ended December 31, 2017
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: RSU
Outstanding at the beginning	2,239,841	5	2,961,373	5
Granted	–	5	392,714	5
Exercised	100,177	5	532,221	5
Forfeited and expired	55,380	5	737,582	5
Outstanding at the end	2,084,284	5	2,084,284	5
Exercisable at the end	142,419	5	142,419	5
2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	1,190,950	992	1,197,650	992
Granted	–	–	491,575	943
Exercised	–	–	–	–
Forfeited and expired	32,550	986	530,825	955
Outstanding at the end	1,158,400	986	1,158,400	983
Exercisable at the end	249,324	982	249,324	982

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the three months and nine months ended December 31, 2016 is set out below:

Particulars	Three months ended December 31, 2016		Nine months ended December 31, 2016
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: RSU
Outstanding at the beginning	2,072,408	5	221,505	5
Granted	970,375	5	2,874,690	5
Forfeited and expired	36,895	5	59,665	5
Exercised	–	5	30,642	5
Outstanding at the end	3,005,888	5	3,005,888	5
Exercisable at the end	–	–	–	–
2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	–	–	–	–
Granted	1,205,850	992	1,205,850	992
Forfeited and expired	–	–	–	–
Exercised	–	–	–	–
Outstanding at the end	1,205,850	992	1,205,850	992
Exercisable at the end	–	–	–	–

During the three months and nine months ended December 31, 2017, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 972 and 952 respectively.

During the three months and nine months ended December 31, 2016, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 1,096 each.

The following table summarizes information about equity settled RSUs and ESOPs outstanding as at December 31, 2017:

	Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan:
0 - 5 (RSU)	2,084,284	1.67	5.00
900 - 1100 (ESOP)	1,158,400	6.85	976.80
	3,242,684	3.32	314.88

The following table summarizes information about equity settled RSUs and ESOPs outstanding as at March 31, 2017:

	Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan:
0 - 5 (RSU)	2,961,373	1.88	5.00
900 - 1100 (ESOP)	1,197,650	7.09	1,026.50
	4,159,023	3.38	299.16

The fair value of each equity settled RSU is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	For options granted in
	Fiscal 2018- Equity Shares-RSU	Fiscal 2018- Equity shares ESOP	Fiscal 2018- ADS-RSU	Fiscal 2018- ADS- ESOP
Weighted average share price () / ($- ADS)	923	923	14.73	14.65
Exercise price ()/ ($- ADS)	5.00	919	0.08	14.67
Expected volatility (%)	21-25	25-28	21-26	25-31
Expected life of the option (years)	1 - 4	3 - 7	1 - 4	3 - 7
Expected dividends (%)	2.78	2.78	2.74	2.74
Risk-free interest rate (%)	6 - 7	6 - 7	1 - 2	1 - 2
Weighted average fair value as on grant date () / ($- ADS)	857	254	13.73	2.93

Particulars	For options granted in
	Fiscal 2017- Equity Shares-RSU	Fiscal 2017- Equity shares ESOP	Fiscal 2017- ADS-RSU	Fiscal 2017- ADS- ESOP
Weighted average share price () / ($- ADS)	1,067	989	15.77	15.26
Exercise price ()/ ($- ADS)	5.00	998	0.07	15.26
Expected volatility (%)	24 - 29	27 - 29	26 - 29	27 - 31
Expected life of the option (years)	1 - 4	3 - 7	1 - 4	3 - 7
Expected dividends (%)	2.37	2.37	2.29	2.29
Risk-free interest rate (%)	6 - 7	6 - 7	1 - 2	1 - 2
Weighted average fair value as on grant date () / ($- ADS)	1,002	285	14.84	3.46

The expected life of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behaviour of the employee who receives the RSU / ESOP. Expected volatility during the expected term of the RSU / ESOP is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the RSU / ESOP.

2.12 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	December 31, 2017	March 31, 2017
Non-current
Others
Accrued compensation to employees (1)	–	30
Compensated absences	51	–
Payable for acquisition of business (refer note no. 2.1) (2)
Contingent consideration	12	40
	63	70
Current
Unpaid dividends (1)	17	17
Others
Accrued compensation to employees (1)	2,455	1,881
Accrued expenses (1)	2,521	2,585
Retention monies (1)	148	220
Payable for acquisition of business
Contingent consideration (refer note no. 2.1) (2)	50	45
Client deposits (1)	151	32
Payable by controlled trusts (1)	136	145
Compensated absences	1,452	1,359
Foreign currency forward and options contracts (2)(3)	10	2
Capital creditors (1)	49	48
Other payables (1)	28	15
	7,017	6,349
Total financial liabilities	7,080	6,419
(1) Financial liability carried at amortized cost	5,505	4,973
(2) Financial liability carried at fair value through profit and loss	65	87
(3) Financial liability carried at fair value through other comprehensive income	7	–
Contingent consideration on undiscounted basis	65	91

2.13 OTHER LIABILITIES

(In crore)

Particulars	As at
	December 31, 2017	March 31, 2017
Non-current
Others
Deferred income - government grant on land use rights	42	41
Deferred rent	141	–
Deferred income	37	42
	220	83
Current
Unearned revenue	2,313	1,777
Others
Withholding taxes and others	1,226	1,226
Accrued gratuity (refer note no. 2.20.1)	1	1
Deferred rent	12	2
Deferred income - government grant on land use rights	1	1
	3,553	3,007

2.14 PROVISIONS

(In crore)

Particulars	As at
	December 31, 2017	March 31, 2017
Current
Others
Post-sales client support and warranties and others	452	405
	452	405

Provision for post-sales client support and warranties and others

The movement in the provision for post-sales client support and warranties and others is as follows :

(In crore)

Particulars	Three months ended	Nine months ended
	December 31, 2017	December 31, 2017
Balance at the beginning	417	405
Provision recognized/(reversed)	52	95
Provision utilized	(8)	(43)
Exchange difference	(9)	(5)
Balance at the end	452	452

Provision for post-sales client support and warranties and other provisions are expected to be utilized over a period of 6 months to 1 year.

2.15 INCOME TAXES

Income tax expense in the consolidated Statement of Profit and Loss comprises:

(In crore)

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Current taxes	144	1,468	3,115	4,404
Deferred taxes	8	(22)	(190)	(136)
Income tax expense	152	1,446	2,925	4,268

The Company has concluded an Advance Pricing Agreement (“APA”) with the US Internal Revenue Service ("IRS") for the US branch covering the years ending March 2011 to March 2021. Under the APA, the Company and the IRS have agreed on the methodology to allocate revenues and compute the taxable income of the Company’s US Branch operations

During the three months ended December 31, 2017, in accordance with the APA, the company has reversed income tax expense provision of 1,432 crore which pertains to previous periods. This comprises of current tax expense of 1,610 crore, reversal of 132 crore on account of deferred tax assets pertaining to the temporary differences which are no longer required and a deferred tax liability of 46 crore pertaining to Branch profit tax for the three months ended December 31, 2017 on account of conclusion of APA.

In line with the APA, the Company expects to pay an amount of approximately 1,488 crore due to the difference between the taxes payable for prior periods as per the APA and the actual taxes paid for such periods. This amount is expected to be paid over the next few quarters.

Additionally, income tax expense for the three months and nine months ended December 31, 2017 includes reversal (net of provisions) of  18 crore and 174 crore, respectively, pertaining to prior periods on account of adjudication of certain disputed matters in favor of the Company across various jurisdictions.

Income tax expense for the three months and nine months ended December 31, 2016 includes reversal (net of provisions) of  52 crore and 61 crore, respectively, pertaining to prior periods.

The “Tax Cuts and Jobs Act (H.R. 1)” was signed into law on December 22, 2017 (“US Tax Reforms”). The US tax reforms has reduced federal tax rates from 35% to 21% effective January 1, 2018 amongst other measures. During the three months ended December 31, 2017 , the US tax reforms has resulted in a positive impact of 155 crore on account of credits pertaining to deferred tax liabilities on branch profit. The impact of US tax reforms is expected to be not significant for future periods.

During the three months ended December 31, 2017 and December 31, 2016, a current tax charge of 6 crore and current tax charge of 1 crore respectively have been recorded in other comprehensive income pertaining to remeasurement of defined benefit plan asset.

During the three months ended December 31, 2017, a deferred tax charge of 2 crore and a deferred tax credit of 3 crore has been recorded in other comprehensive income pertaining to unrealized gains on derivatives designated as cash flow hedges and unrealized gain on investment in non-convertible debentures and certificates of deposit.

During the nine months ended December 31, 2017 and December 31, 2016, a current tax charge of 7 crore and current tax credit 12 crore respectively have been recorded in other comprehensive income pertaining to remeasurement of defined benefit plan asset.

During the nine months ended December 31, 2017, a deferred tax credit of 13 crore and a deferred tax charge of 3 crore has been recorded in other comprehensive income pertaining to unrealized gains on derivatives designated as cash flow hedges and unrealized gain on investment in non-convertible debentures and certificates of deposit.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Profit before income taxes	5,281	5,154	15,264	15,017
Enacted tax rates in India	34.61%	34.61%	34.61%	34.61%
Computed expected tax expense	1,828	1,783	5,283	5,197
Tax effect due to non-taxable income for Indian tax purposes	(313)	(542)	(1,437)	(1549)
Overseas taxes	25	198	454	613
Tax provision (reversals)	(1,450)	(52)	(1,500)	(61)
Effect of exempt non-operating income	(29)	(12)	(60)	(57)
Effect of unrecognized deferred tax assets	30	8	139	61
Effect of differential overseas tax rates	17	13	25	29
Effect of non-deductible expenses	(56)	49	17	73
Branch profit tax (net of credits)	(155)	–	(155)	–
Subsidiary dividend distribution tax	172	–	172	–
Others	83	1	(13)	(38)
Income tax expense	152	1,446	2,925	4,268

The applicable Indian statutory tax rates for fiscal 2018 and fiscal 2017 is 34.61%, respectively.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As of December 31, 2017, Infosys' U.S. branch net assets amounted to approximately 4,686 crore. As of December 31, 2017, the Company has provided for branch profit tax of 215 crore (net of credits) for its U.S branch, as the Company estimates that these branch profits are expected to be distributed in the foreseeable future. An additional deferred tax liability has been created for branch profit tax amounting to 46 crore for each of the three months and nine months ended December 31, 2017 respectively on account of conclusion of APA explained above. Further, on account of US tax Reforms, the company has a credit of 155 crore pertaining to Branch Profit Tax for each of the three months and nine months ended December 31, 2017.

Other income for the three months and nine months ended December 31, 2017 includes interest on income tax refund of 200 crore and 262 crore, respectively.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the Company has benefited from certain tax incentives that the Government of India had provided for export of software from the units registered under the Special Economic Zones Act (SEZs), 2005. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-investment Reserve out of the profit for the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

During the three months ended December 31, 2017, the Company received 846 crore as dividend from its majority owned subsidiary. Dividend distribution tax paid by the subsidiary on such dividend has been reduced as credit against dividend distribution tax payable by Infosys. Accordingly, the group has recorded a charge of 172 crore as income tax expense during the three months and nine months ended December 31, 2017.

Deferred income tax liabilities have not been recognized on temporary differences amounting to 4,878 crore and 5,309 crore as at December 31, 2017 and March 31, 2017, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The following table provides the details of income tax assets and income tax liabilities as at December 31, 2017 and March 31, 2017:

(In crore)

Particulars	As at
	December 31, 2017	March 31, 2017
Income tax assets	6,051	5,716
Current income tax liabilities	2,536	3,885
Net current income tax asset/ (liability) at the end	3,515	1,831

The gross movement in the current income tax asset/ (liability) for the three months and nine months ended December 31, 2017 and December 31, 2016 is as follows:

(In crore)

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Net current income tax asset/ (liability) at the beginning	1,669	1,397	1,831	1,820
Translation differences	(1)	–	–	–
Income tax paid	1,996	1,526	4,806	4,025
Current income tax expense	(144)	(1,468)	(3,115)	(4,404)
Income tax benefit arising on exercise of stock options	–	–	–	1
Income tax on other comprehensive income	(5)	(1)	(7)	12
Net current income tax asset/ (liability) at the end	3,515	1,454	3,515	1,454

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

(In crore)

	As at
	December 31, 2017	March 31, 2017
Deferred income tax assets
Property, plant and equipment	189	138
Computer software	–	40
Accrued compensation to employees	27	57
Trade receivables	142	136
Compensated absences	352	374
Post sales client support	73	97
Intangibles	22	22
Credits related to branch profits	293	–
Others	141	143
Total deferred income tax assets	1,239	1007
Deferred income tax liabilities
Intangible asset	(129)	(206)
Temporary difference related to branch profits	(508)	(327)
Derivative financial instruments	(19)	(74)
Others	(44)	(67)
Total deferred income tax liabilities	(700)	(674)
Deferred income tax assets after set off	1,177	540
Deferred income tax liabilities after set off	(638)	(207)

Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

In assessing the reliability of deferred income tax assets, the management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The gross movement in the deferred income tax account for the three months and six months ended December 31, 2017 and December 31, 2016, is as follows:

(In crore)

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Net deferred income tax asset at the beginning	536	393	333	284
Addition through business combination (Refer note no. 2.1)	–	–	(2)	–
Translation differences	10	(9)	8	(14)
Credits / (charge) relating to temporary differences	(8)	22	190	136
Temporary differences on other comprehensive income	1	(10)	10	(10)
Net deferred income tax asset at the end	539	396	539	396

Entire deferred income tax, except for a credit of 155 crore (on account of US Tax Reforms explained above), for each of the three months and nine months ended December 31, 2017, relates to origination and reversal of temporary differences

The credit relating to temporary differences during the nine months ended December 31, 2017 are primarily on account of property plant and equipment, accrued compensation to employees, compensated absences and post sales client support. The credits relating to temporary differences during the nine months ended December 31, 2016 are primarily on account of trade receivables, compensated absences and accrued compensation to employees partially offset by property, plant and equipments computer software ammortization and post sales client support.

2.16 REVENUE FROM OPERATIONS

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Revenue from software services	17,274	16,727	50,869	49,790
Revenue from software products	520	546	1,570	1,574
	17,794	17,273	52,439	51,364

2.17 OTHER INCOME

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Interest income on financial assets carried at amortized cost:
Bonds and government bonds	36	31	107	94
Deposit with Bank and others	422	590	1,184	1,823
Interest income on financial assets carried at fair value through other comprehensive income:
Non-convertible debentures and certificates of deposit	149	30	549	30
Income on investments carried at fair value through profit or loss
Dividend income on liquid mutual funds	1	2	3	29
Gain / (loss) on liquid mutual funds	61	32	214	53
Exchange gains/ (losses) on foreign currency forward and options contracts	181	77	131	301
Exchange gains/ (losses) on translation of assets and liabilities	(135)	3	50	(97)
Miscellaneous Income, net	247	55	421	100
	962	820	2,659	2,333

2.18 EXPENSES

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Employee benefit expenses
Salaries including bonus	9,581	9,129	28,015	27,543
Contribution to provident and other funds	208	197	615	576
Share based payments to employees (Refer note no. 2.11)	20	42	58	72
Staff welfare	60	52	151	158
	9,869	9,420	28,839	28,349
Cost of software packages and others
For own use	224	206	667	576
Third party items bought for service delivery to clients	248	255	737	543
	472	461	1,404	1,119
Other expenses
Repairs and maintenance	266	297	817	911
Power and fuel	54	57	157	182
Brand and marketing	74	69	233	266
Operating lease payments	129	127	399	358
Rates and taxes	38	38	163	118
Consumables	8	9	22	31
Insurance	14	15	42	40
Provision for post-sales client support and warranties	48	13	82	64
Commission to non-whole time directors	2	3	8	8
Impairment loss recognized / (reversed) on financial assets	29	38	69	82
Auditor's remuneration
Statutory audit fees	2	2	7	6
Taxation matters	1	–	1	–
Other services	–	–	–	–
Reimbursement of expenses	–	–	–	–
Contributions towards Corporate Social responsibility	31	85	134	187
Others	45	85	159	197
	741	838	2,293	2,450

2.19 LEASES

The lease rentals charged during the period is as follows:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Lease rentals recognized during the period	129	127	399	358

The obligations on long-term, non-cancellable operating leases payable as per the rentals stated in the respective agreements are as follows:

(In crore)

	As at
Future minimum lease payable	December 31, 2017	March 31, 2017
Not later than 1 year	457	461
Later than 1 year and not later than 5 years	1,329	1,237
Later than 5 years	877	740

The operating lease arrangements, are renewable on a periodic basis and for most of the leases extend upto a maximum of ten years from their respective dates of inception and relates to rented premises. Some of these lease agreements have price escalation clauses.

2.20 EMPLOYEE BENEFITS

2.20.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the Group's financial statements as at December 31, 2017 and March 31, 2017:

(In crore)

Particulars	As at
	December 31, 2017	March 31, 2017
Change in benefit obligations
Benefit obligations at the beginning	1,117	944
Service cost	112	129
Interest expense	56	69
Remeasurements - Actuarial (gains)/ losses	(18)	67
Curtailment gain	–	(3)
Benefits paid	(84)	(89)
Benefit obligations at the end	1,183	1,117
Change in plan assets
Fair value of plan assets at the beginning	1,195	947
Interest income	60	79
Remeasurements- Return on plan assets excluding amounts included in interest income	10	12
Contributions	30	246
Benefits paid	(84)	(89)
Fair value of plan assets at the end	1,211	1,195
Funded status	28	78
Prepaid gratuity benefit	29	79
Accrued gratuity	(1)	(1)

Amount for the three months and nine months ended December 31, 2017 and December 31, 2016 recognized in the Statement of Profit and Loss under employee benefit expense:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Service cost	37	33	112	97
Net interest on the net defined benefit liability/asset	(2)	(3)	(4)	(4)
Curtailment gain	–	–	–	(3)
Net gratuity cost	35	30	108	90

Amount for the three months and nine months ended December 31, 2017 and December 31, 2016 recognized in the statement of other comprehensive income:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	(20)	7	(18)	81
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	(3)	–	(10)	(4)
	(23)	7	(28)	77

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
(Gain)/loss from change in demographic assumptions	–	–	–	–
(Gain)/loss from change in financial assumptions	(21)	20	(14)	74
(Gain)/loss from experience adjustment	1	–	(4)	–
	(20)	20	(18)	74

The weighted-average assumptions used to determine benefit obligations as at December 31, 2017 and March 31, 2017 are set out below:

Particulars	As at
	December 31, 2017	March 31, 2017
Discount rate	7.1%	6.9%
Weighted average rate of increase in compensation levels	8%	8%

The weighted-average assumptions used to determine net periodic benefit cost for the three months and nine months ended December 31, 2017 and December 31, 2016 are set out below:

Particulars	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Discount rate(%)	6.9%	7.8%	6.9%	7.8%
Weighted average rate of increase in compensation levels(%)	8%	8%	8%	8%
Weighted average duration of defined benefit obligation(years)	6.1 years	6.4 years	6.1 years	6.4 years

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The discount rate is based on the government securities yield.

As at December 31, 2017, every percentage point increase / decrease in discount rate will affect our gratuity benefit obligation by approximately 60 crore.

As at December 31, 2017, every percentage point increase / decrease in weighted average rate of increase in compensation levels will affect our gratuity benefit obligation by approximately 52 crore.

Sensitivity to significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant.

Gratuity is applicable only to employees drawing a salary in Indian rupees and there are no other foreign defined benefit gratuity plans.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPM (formerly Infosys BPO) and EdgeVerve, contributions are made to the Infosys BPO Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees Gratuity Fund Trust, respectively. Trustees administer contributions made to the trust. As at December 31, 2017 and March 31, 2017, the plan assets have been primarily invested in insurer managed funds.

Actual return on assets for the three months ended December 31, 2017, and December 31, 2016 were 23 crore and 20 crore, respectively.

Actual return on assets for the nine months ended December 31, 2017, and December 31, 2016 were 70 crore and 61 crore, respectively.

The Group expects to contribute 13 crore to the gratuity trusts during the remainder of fiscal 2018.

Maturity profile of defined benefit obligation:

 (In crore)

Within 1 year	171
1-2 year	176
2-3 year	187
3-4 year	200
4-5 year	209
5-10 years	1,005

2.20.2 Superannuation

The group contributed 44 crore and 42 crore to the superannuation plan during the three months ended December 31, 2017 and December 31, 2016, respectively and 129 crore and 125 crore during the nine months ended December 31, 2017 and December 31, 2016, respectively and the same has been recognized in the Statement of Profit and Loss account under the head employee benefit expense.

2.20.3 Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the Company has been higher in the past years. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India and based on the assumptions provided below there is no shortfall as at December 31, 2017 and March 31, 2017, respectively.

The details of fund and plan asset position are as follows:

(In crore)

Particulars	As at
	December 31, 2017	March 31, 2017
Plan assets at period end, at fair value	4,699	4,459
Present value of benefit obligation at period end	4,699	4,459
Asset recognized in Balance Sheet	–	–

The plan assets have been primarily invested in government securities.

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As at
	December 31, 2017	March 31, 2017
Government of India (GOI) bond yield (%)	7.10	6.90
Remaining term to maturity of portfolio (years)	6.1	6.0
Expected guaranteed interest rate (%) - First year:	8.60	8.60
- Thereafter:	8.60	8.60

The Group contributed 121 crore and 115 crore to the provident fund during the three months ended December 31, 2017 and December 31, 2016, respectively and 357 crore and 345 crore during the nine months ended December 31, 2017 and December 31, 2016, respectively. The same has been recognized in the Statement of Profit and Loss under the head employee benefit expense.

The provident plans are applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit plans.

2.20.4 Employee benefit costs include:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2,017	2,016	2,017	2,016
Salaries and bonus(1)(2)	9,669	9,233	28,245	27,789
Defined contribution plans	65	63	192	187
Defined benefit plans	135	124	402	373
	9,869	9,420	28,839	28,349

(1)	Includes a employee stock compensation expense of 20 crore for the three months ended December 31, 2017 and an employee stock compensation cost of 58 crore, for the nine months ended December 31, 2017. Similarly, includes employee stock compensation expense of 41 crore and 71 crore for the three months and nine months ended December 31, 2016.

(2)	Included in the above is a reversal of stock compensation cost of 35 crore towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation. Refer note no. 2.11.

2.21 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER SHARE

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

Particulars	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Basic earnings per equity share - weighted average number of equity shares outstanding(1)	2,275,074,804	2,285,651,730	2,282,186,771	2,285,638,678
Effect of dilutive common equivalent shares - share options outstanding	1,306,766	577,312	2,100,721	437,784
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	227,63,81,570	228,62,29,042	228,42,87,492	228,60,76,462

(1) Excludes treasury shares

For the three and nine months ended December 31, 2017, 1,48,399 and 1,55,186 number of options to purchase equity shares had an anti-dilutive effect respectively.

For the three months and nine months ended December 31, 2016, 216,477 and 72,422 number of options to purchase equity shares had an anti-dilutive effect , respectively.

2.22CONTINGENT LIABILITIES AND COMMITMENTS (TO THE EXTENT NOT PROVIDED FOR)

(In crore)

Particulars	As at
	December 31, 2017	March 31, 2017
Contingent liabilities :
Claims against the Company, not acknowledged as debts(1)	4,823	6,714
[Amount paid to statutory authorities 5,860 crore (4,717 crore)]
Commitments :
Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits)	710	1,149
Other commitments*	75	114

*Uncalled capital pertaining to investments

(1)	As at December 31, 2017, claims against the group not acknowledged as debts in respect of income tax matters amounted to 4,487 crore. These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

Income tax claims amounting to 4,565 crore has not been considered as claims not acknowledged as debt because the Company has received favourable decisions on similar claims and therefore based on its assessment , is of the view that any liability resulting from these claims is remote and will not sustain on ultimate resolution.

Amount paid to statutory authorities against the above tax claims amounted to 5,825 crore.

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the Company’s results of operations or financial condition.

2.23 RELATED PARTY TRANSACTIONS

List of related parties:

Name of subsidiaries	Country	Holdings as at
		December 31, 2017	March 31, 2017
Infosys Technologies (China) Co. Limited (Infosys China)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100%	100%
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100%	100%
Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil)	Brazil	100%	100%
Infosys Nova Holdings LLC. (Infosys Nova)	U.S.	100%	100%
EdgeVerve Systems Limited (EdgeVerve)	India	100%	100%
Infosys Consulting Pte Ltd. (formerly Lodestone Management Consultants Pte Ltd) (1)	Singapore	100%	100%
Skava Systems Pvt. Ltd. (Skava Systems)	India	100%	100%
Kallidus Inc. (Kallidus)	U.S.	100%	100%
Infosys Chile SpA (2)	Chile	100%	–
Infosys Americas Inc., (Infosys Americas)	U.S.	100%	100%
Infosys Technologies (Australia) Pty. Limited (Infosys Australia)	Australia	100%	100%
Infosys Public Services, Inc. USA (Infosys Public Services)	U.S.	100%	100%
Infosys Canada Public Services Ltd.(3)(4)	Canada	–	–
Infosys BPM Limited (formerly Infosys BPO Limited)	India	99.98%	99.98%
Infosys (Czech Republic) Limited s.r.o. (formerly Infosys BPO s. r. o) (5)	Czech Republic	99.98%	99.98%
Infosys Poland, Sp z.o.o (formerly Infosys BPO Poland, Sp z.o.o)(5)	Poland	99.98%	99.98%
Infosys McCamish Systems LLC (5)	U.S.	99.98%	99.98%
Portland Group Pty Ltd(5)	Australia	99.98%	99.98%
Infosys BPO Americas LLC.(5)	U.S.	99.98%	99.98%
Infosys Consulting Holding AG (Infosys Lodestone) (formerly Lodestone Holding AG)	Switzerland	100%	100%
Lodestone Management Consultants Inc. (6)	U.S.	100%	100%
Infosys Management Consulting Pty Limited (formerly Lodestone Management Consultants Pty Limited) (6)	Australia	100%	100%
Infosys Consulting AG (formerly Lodestone Management Consultants AG) (6)	Switzerland	100%	100%
Infosys Consulting GmbH (formerly Lodestone Management Consultants GmbH) (6)	Germany	100%	100%
Infosys Consulting SAS (formerly Lodestone Management Consultants SAS) (6)	France	100%	100%
Infosys Consulting s.r.o.(formerly Lodestone Management Consultants s.r.o.) (6)	Czech Republic	100%	100%
Lodestone Management Consultants GmbH (6)	Austria	100%	100%
Lodestone Management Consultants Co., Ltd. (6)	China	100%	100%
Infy Consulting Company Ltd. (formerly Lodestone Management Consultants Ltd.) (6)	U.K.	100%	100%
Infy Consulting B.V. (Lodestone Management Consultants B.V.) (6)	The Netherlands	100%	100%
Infosys Consulting Sp. z.o.o (formerly Lodestone Management Consultants Sp. z o.o.) (6)	Poland	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (6)	Portugal	100%	100%
S.C. Infosys Consulting S.R.L.(formerly S.C. Lodestone Management Consultants S.R.L.) (6)	Romania	100%	100%
Infosys Consulting S.R.L. (formerly Lodestone Management Consultants S.R.L.) (6)	Argentina	100%	100%
Lodestone GmbH (formerly Hafner Bauer & Ödman GmbH) (6)(7)	Switzerland	–	–
Lodestone Augmentis AG (8)(9)	Switzerland	–	–
Infosys Consulting (Belgium) NV (formerly Lodestone Management Consultants (Belgium) S.A.) (10)	Belgium	99.90%	99.90%
Infosys Consulting Ltda. (formerly Lodestone Management Consultants Ltda.) (10)	Brazil	99.99%	99.99%
Panaya Inc. (Panaya)	U.S.	100%	100%
Panaya Ltd.(11)	Israel	100%	100%
Panaya GmbH (11)	Germany	100%	100%
Panaya Japan Co. Ltd.(11)	Japan	100%	100%
Panaya Pty Ltd.(11)(12)	Australia	–	–
Noah Consulting LLC (Noah) (13)	U.S.	–	100%
Noah Information Management Consulting Inc. (Noah Canada) (14)(15)	Canada	–	100%
Brilliant Basics Holdings Limited.(16)	U.K.	100%	–
Brilliant Basics Limited (17)	U.K.	100%	–
Brilliant Basics (MENA) DMCC (17)	Dubai	100%	–

(1)	Wholly owned subsidiary of Infosys
(2)	Incorporated effective November 20, 2017
(3)	Wholly owned subsidiary of Infosys Public Services, Inc.
(4)	Liquidated effective May 9, 2017
(5)	Wholly owned subsidiary of Infosys BPM (formerly Infosys BPO Limited).
(6)	Wholly owned subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(7)	Liquidated effective December 21, 2016
(8)	Wholly owned subsidiary of Infosys Consulting AG (formerly Lodestone Management Consultants AG)
(9)	Liquidated effective October 5, 2016
(10)	Majority owned and controlled subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(11)	Wholly owned subsidiary of Panaya Inc.
(12)	Liquidated effective November 16, 2016
(13)	Liquidated effective November 9, 2017
(14)	Wholly owned subsidiary of Noah
(15)	Liquidated effective December 20, 2017
(16)	On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holdings Limited., UK. Refer note no. 2.1
(17)	Wholly-owned subsidiary of Brilliant Basics Holding Limited.

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

Name of Associates	Country	Holdings as at
		December 31, 2017	March 31, 2017
DWA Nova LLC(1)	U.S.	–	16%

(1)	During the three months ended June 30, 2017, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to 71 crore. DWA Nova LLC has been liquidated w.e.f November 17, 2017

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPO Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPM (formerly Infosys BPO)
Infosys BPO Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPM (formerly Infosys BPO)
EdgeVerve Systems Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of EdgeVerve
EdgeVerve Systems Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of EdgeVerve
Infosys Employees Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust

Refer note no. 2.20 for information on transactions with post-employment benefit plans mentioned above.

List of key management personnel

Whole-time directors

Salil Parekh appointed as Chief Executive Officer and Managing Director effective January 2, 2018. The appointment is for a term of 5 years with effect from January 2, 2018 to January 1, 2023 and the remuneration is subject to shareholders approval through postal ballot which will get concluded on February 20, 2018.

U. B. Pravin Rao, Chief Operating officer stepped down as the interim CEO and Managing Director effective January 2, 2018 and will continue as Chief Operating Officer and a whole-time director of the Company.

Dr. Vishal Sikka resigned as Chief Executive Officer and Managing Director effective August 18, 2017 and as Executive Vice Chairman effective August 24, 2017

Non-whole-time directors

Nandan M. Nilekani (appointed as Non-Executive, Non-Independent Chairman effective August 24, 2017)

Ravi Venkatesan (resigned from his position as Co-Chairman effective August 24, 2017)

Kiran Mazumdar-Shaw

Roopa Kudva

Dr. Punita Kumar-Sinha

D. N. Prahlad (appointed effective October 14, 2016)

D. Sundaram (appointed effective July 14, 2017)

Prof. Jeffrey Lehman (resigned effective August 24, 2017)

R. Seshasayee (resigned effective August 24, 2017)

Prof. John Etchemendy (resigned effective August 24, 2017)

Executive Officers

M. D. Ranganath, Chief Financial Officer

David D. Kennedy, General Counsel and Chief Compliance Officer (resigned effective December 31, 2016)

Mohit Joshi, President (effective October 13, 2016)

Rajesh K. Murthy, President (effective October 13, 2016)

Ravi Kumar S, President and Deputy Chief Operating Officer (effective October 13, 2016)

Sandeep Dadlani, President (resigned effective July 14, 2017)

Krishnamurthy Shankar, Group Head - Human Resources (effective October 13, 2016)

Gopi Krishnan Radhakrishnan - Acting General Counsel (resigned effective June 24, 2017)

Inderpreet Sawhney, Group General Counsel and Chief Compliance Officer (appointed as executive officer effective July 14, 2017)

Company Secretary

A. G. S. Manikantha

Transaction with key management personnel:

The table below describes the compensation to key managerial personnel which comprise directors and executive officers:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Salaries and other employee benefits to whole-time directors and executive officers (1)(2)(3)	18	31	30	66
Commission and other benefits to non-executive/independent directors	2	3	11	9
Total	20	34	41	75

(1)	Includes a reversal of stock compensation cost of 35 crore towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation. (Refer to note 2.11)
(2)	Total employee stock compensation expense for the three months and nine months ended December 31, 2017 includes a charge of 4 crore and a reversal of 14 crore, respectively towards key managerial personnel. For the three months and nine months ended December 31, 2016, an employee stock compensation expense of 10 crore and 24 crore, respectively, was recorded towards key managerial personnel. (Refer to note 2.11)
(3)	Includes 6 crore payable under severance agreement to David Kennedy, General counsel and Chief compliance officer during the three months ended December 31, 2016
(4)	On December 2, 2017, the Board appointed Salil Parekh as the Chief Executive Officer and Managing Director of the Company with effect from January 2, 2018. The appointment for a term of 5 years with effect from January 2, 2018 to January 1, 2023 and the remuneration is subject to shareholders approval through postal ballot which will get concluded on February 20, 2018.
(5)	U. B. Pravin Rao stepped down as the interim CEO and Managing Director effective January 2, 2018 and will continue as Chief Operating Officer and a whole-time director of the Company.

2.24 SEGMENT REPORTING

Ind AS 108 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Based on the 'management approach' as defined in Ind AS 108, the Chief Operating Decision Maker (CODM) evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments and geographic segments. Accordingly, information has been presented both along business segments and geographic segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Business segments of the Group are primarily enterprises in Financial Services (FS), enterprises in Manufacturing (MFG), enterprises in Retail, Consumer packaged goods and Logistics (RCL), enterprises in the Energy & utilities, Communication and Services (ECS), enterprises in Hi-tech (Hi-tech), enterprises in Life Sciences, Healthcare and Insurance (HILIFE) and all other segments. The FS reportable segments has been aggregated to include the Financial Services operating segment and the Finacle operating segment because of the similarity of the economic characteristics. All other segments represents the operating segments of businesses in India, Japan and China and IPS. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore locations. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by IPS and revenue generated from customers located in India, Japan and China. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centres and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Business Segments

Three months ended December 31, 2017 and December 31, 2016:

(In crore)

Particulars	FS	MFG	ECS	RCL	HILIFE	Hi-Tech	All other segments	Total
Revenue from operations	4,643	1,955	4,241	2,837	2,375	1,256	487	17,794
	4,663	1,893	3,885	2,821	2,196	1,250	565	17,273
Identifiable operating expenses	2,419	1,020	2,149	1,369	1,156	671	285	9,069
	2,341	1,007	1,878	1,342	1,064	642	358	8,632
Allocated expenses	970	437	947	634	530	281	108	3,907
	1,002	431	884	642	500	284	129	3,872
Segmental operating income	1,254	498	1,145	834	689	304	94	4,818
	1,320	455	1,123	837	632	324	78	4,769
Unallocable expenses								499
								435
Other income, net								962
								820
Share in net profit/(loss) of associate								–
								–
Write-down of investment in associate								–
								–
Profit before tax								5,281
								5,154
Tax expense								152
								1,446
Profit for the period								5,129
								3,708
Depreciation and amortization expense								498
								433
Non-cash expenses other than depreciation and amortization								1
								2

Nine months ended December 31, 2017 and December 31, 2016:

(In crore)

Particulars	FS	MFG	ECS	RCL	HILIFE	Hi-Tech	All other segments	Total
Revenue from operations	13,955	5,734	12,320	8,274	6,846	3,745	1,565	52,439
	13,900	5,589	11,468	8,515	6,289	3,911	1,692	51,364
Identifiable operating expenses	7,103	3,058	6,193	3,989	3,396	2,003	912	26,654
	6,952	2,916	5,496	4,072	3,119	2,017	1,079	25,651
Allocated expenses	2,966	1,301	2,796	1,878	1,554	850	356	11,701
	3,067	1,297	2,661	1,977	1,458	908	392	11,760
Segmental operating income	3,886	1,375	3,331	2,407	1,896	892	297	14,084
	3,881	1,376	3,311	2,466	1,712	986	221	13,953
Unallocable expenses								1,408
								1,264
Other income, net								2,659
								2,333
Share in net profit/(loss) of associate								–
								(5)
Write-down of investment in associate								(71)
								–
Profit before tax								15,264
								15,017
Tax expense								2,925
								4,268
Profit for the period								12,339
								10,749
Depreciation and amortization expense								1,404
								1,257
Non-cash expenses other than depreciation and amortization								4
								7

Geographic Segments

Three months ended December 31, 2017 and December 31, 2016:

(In crore )

Particulars	North America	Europe	India	Rest of the World	Total
Revenue from operations	10,750	4,337	539	2,168	17,794
	10,701	3,844	589	2,139	17,273
Identifiable operating expenses	5,610	2,149	245	1,065	9,069
	5,374	1,976	270	1,012	8,632
Allocated expenses	2,394	965	101	447	3,907
	2,432	871	117	452	3,872
Segmental operating income	2,746	1,223	193	656	4,818
	2,895	997	202	675	4,769
Unallocable expenses					499
					435
Other income, net					962
					820
Share in net profit/(loss) of associate					–
					–
Write-down of investment in associate					–
					–
Profit before tax					5,281
					5,154
Tax expense					152
					1,446
Profit for the period					5,129
					3,708
Depreciation and amortization expense					498
					433
Non-cash expenses other than depreciation and amortization					1
					2

Nine months ended December 31, 2017 and December 31, 2016:

(In crore )

Particulars	North America	Europe	India	Rest of the World	Total
Revenue from operations	31,834	12,253	1,718	6,634	52,439
	31,742	11,608	1,633	6,381	51,364
Identifiable operating expenses	16,549	6,233	708	3,164	26,654
	16,155	5,777	767	2,952	25,651
Allocated expenses	7,210	2,770	329	1,392	11,701
	7,357	2,684	335	1,384	11,760
Segmental operating income	8,075	3,250	681	2,078	14,084
	8,230	3,147	531	2,045	13,953
Unallocable expenses					1,408
					1,264
Other income, net					2,659
					2,333
Share in net profit/(loss) of associate					–
					(5)
Write-down of investment in associate					(71)
					–
Profit before tax					15,264
					15,017
Tax expense					2,925
					4,268
Profit for the period					12,339
					10,749
Depreciation and amortization expense					1,404
					1,257
Non-cash expenses other than depreciation and amortization					4
					7

Significant clients

No client individually accounted for more than 10% of the revenues in the three months and nine months ended December 31, 2017 and December 31, 2016.

2.25 FUNCTION WISE CLASSIFICATION OF CONSOLIDATED Statement of Profit and Loss

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Revenue from operations	17,794	17,273	52,439	51,364
Cost of Sales	11,450	10,840	33,576	32,483
Gross profit	6,344	6,433	18,863	18,881
Operating expenses
Selling and marketing expenses	877	885	2,612	2,702
General and administration expenses	1,148	1,214	3,575	3,490
Total operating expenses	2,025	2,099	6,187	6,192
Operating profit	4,319	4,334	12,676	12,689
Other income, net	962	820	2,659	2,333
Profit before non controlling interest / Share in net profit / (loss) of associate	5,281	5,154	15,335	15,022
Share in net profit/(loss) of associate	–	–	–	(5)
Write-down of investment in associate	–	–	(71)	–
Profit before tax	5,281	5,154	15,264	15,017
Tax expense:
Current tax	144	1,468	3,115	4,404
Deferred tax	8	(22)	(190)	(136)
Profit for the period	5,129	3,708	12,339	10,749
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset	18	(8)	21	(65)
Equity instruments through other comprehensive income, net	(2)	–	(2)	–
	16	(8)	19	(65)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	5	26	(41)	28
Exchange differences on translation of foreign operations	(86)	(47)	121	(60)
Fair value changes on investments, net	(25)	–	14	–
	(106)	(21)	94	(32)

Total other comprehensive income, net of tax	(90)	(29)	113	(97)
Total comprehensive income for the period	5,039	3,679	12,452	10,652
Profit attributable to:
Owners of the Company	5,129	3,708	12,339	10,749
Non-controlling interests	–	–	–	–
	5,129	3,708	12,339	10,749
Total comprehensive income attributable to:
Owners of the Company	5,039	3,679	12,452	10,652
Non-controlling interests	–	–	–	–
	5,039	3,679	12,452	10,652

for and on behalf of the Board of Directors of Infosys Limited

	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru January 12, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

INDEPENDENT Auditor’s Report on audit of interim consolidated financial results

To The Board of Directors of Infosys Limited

1.	We have audited the accompanying Statement of Consolidated Financial Results of INFOSYS Limited (“the Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “the Group”) for the quarter and nine months period ended December 31, 2017 (“the Statement”), being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as modified by Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016.

This Statement, which is the responsibility of the Company’s Management and approved by the Board of Directors, has been compiled from the related interim consolidated financial statements which has been prepared in accordance with Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to express an opinion on the Statement based on our audit of such interim consolidated financial statements.

2.	We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the Statement. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial controls relevant to the Company’s preparation and fair presentation of the Statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal financial controls. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Management, as well as evaluating the overall presentation of the Statement.

We believe that the audit evidence obtained by us, is sufficient and appropriate to provide a basis for our audit opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us, the Statement:

a.	includes the results of the subsidiaries and an associate as given in the Annexure to this report;

b.	is presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 as modified by Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016; and
c.	gives a true and fair view in conformity with the aforesaid Indian Accounting Standards and other accounting principles generally accepted in India of the consolidated profit and total comprehensive income for the period and other financial information of the Group for the quarter and nine months period ended December 31, 2017.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

P. R. RAMESH

Partner

(Membership No.70928)

Bengaluru, January 12, 2018

Annexure to Auditors’ Report

List of Subsidiaries;

1.	Infosys BPM Limited (formerly known as Infosys BPO Limited)
2.	Infosys Technologies (China) Co. Limited
3.	Infosys Technologies S. de R. L. de C. V.
4.	Infosys Technologies (Sweden) AB.
5.	Infosys Technologies (Shanghai) Company Limited
6.	Infosys Tecnologia DO Brasil LTDA.
7.	Infosys Public Services, Inc.
8.	Infosys Americas Inc.,
9.	Infosys (Czech Republic) Limited s.r.o.
10.	Infosys Poland Sp z.o.o
11.	Infosys McCamish Systems LLC
12.	Portland Group Pty Ltd
13.	Infosys BPO Americas LLC.
14.	Infosys Technologies (Australia) Pty. Limited
15.	EdgeVerve Systems Limited
16.	Infosys Consulting Holding AG
17.	Lodestone Management Consultants Inc.
18.	Infosys Management Consulting Pty Limited
19.	Infosys Consulting AG
20.	Infosys Consulting (Belgium) NV
21.	Infosys Consulting GmbH
22.	Infosys Consulting Pte Ltd.
23.	Infosys Consulting SAS
24.	Infosys Consulting s.r.o.
25.	Lodestone Management Consultants GmbH
26.	Lodestone Management Consultants Co., Ltd.
27.	Infy Consulting Company Limited
28.	Infy Consulting B.V.
29.	Infosys Consulting Ltda.
30.	Infosys Consulting Sp. Z.o.o.
31.	Lodestone Management Consultants Portugal,Unipessoal, Lda
32.	S.C. Infosys Consulting S.R.L.
33.	Infosys Consulting S.R.L.
34.	Infosys Canada Public Services Ltd.
35.	Infosys Nova Holdings LLC.
36.	Panaya Inc.
37.	Panaya Limited.
38.	Panaya GmbH
39.	Panaya Japan Co. Ltd.
40.	Skava Systems Pvt. Ltd.
41.	Kallidus Inc.
42.	Infosys Chile SpA (incorporated on November 20, 2017)
43.	Noah Consulting LLC (liquidated on November 9, 2017)
44.	Noah Information Management Consulting Inc. (liquidated on December 20, 2017)
45.	Brilliant Basics Holdings Limited
46.	Brilliant Basics Limited
47.	Brilliant Basics (MENA) DMCC
48.	Infosys Science Foundation
49.	Infosys Employees’Welfare Trust
50.	Infosys Employee Benefits Trust

List of Associate;

1.	DWA Nova LLC (liquidated on November 17, 2017)